Solar for Us LLC

Regulation Crowdfunding Form C
Offering Statement

Target Offering Amount of $270,100 to a Maximum Amount of $370,100 (the "Offering")

Climate Impact Notes or "Securities," "Notes"

Subordinated Debt Notes

Interest Rate: 5.5%

Maturity Date: 7/15/2038

Minimum Investment: $100

Incremental Amounts: $100

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum Statement forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is being made into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering statement, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

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The Company

Name of Company [1]

Full legal name of Company: Solar for Us LLC ("the Company," "the Issuer")

Address: 9 Beechdale Road, Baltimore, MD 21210

Website: https://www.solar4us.energy.

Number of Employees: 0

Jurisdiction of Incorporation/Organization: Maryland

Date of Inception: October 19, 2022

Any URL in this Offering Statement is intended to be an inactive textual reference only. None are intended to be active hyperlinks to websites. Any information which might be accessible through a hyperlink referenced from any URL referenced in this Offering Statement, is not and shall not be deemed to be incorporated into this Offering Statement.

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.



DocuSigned by:

Lynn Heller

CBFA86A0BA79432...

Lynn Heller

CEO

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

The Company has no Directors.

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Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Lynn Heller	CEO	10/29/2022 - Present	CEO	Climate Access Fund Corporation
Other Position 1 at Issuer		**Period of time**		
NA		NA		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
Climate Access Fund Corporation	CEO and Founder	Community Solar Green Bank		2018 - Present

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity, as of March 31, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

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Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
Climate Access Fund Corporation	100%	100%

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

The vast majority of low-income households in Maryland do not benefit from the cost savings associated with solar power. Low-income households across the United States represented just 15% of solar PV adoptions between 2010 and 2018 (Lawrence Berkeley National Laboratory. *Income Trends of Residential PV Adopters: An analysis of household-level income estimates.* April 2018), in part because 59% of low-income households are renters and cannot install solar on their rooftops (US Department of Energy. LEAD Tool. www.energy.gov/eere/slsc/low-income-community-energy-solutions). At the same time, the "energy burden" of low-income households in Maryland—the percentage of gross household income spent on energy costs—is more than 6x higher than that of non-low-income households, and ranges from 4x to 21x, according to the Maryland Office of People's Counsel (*Maryland Low-Income Market Characterization Report.* October 2018). In Baltimore, 35% of the population is classified as "low-income" and over 70% of the population identifies as BIPOC (black, indigenous, and other people of color). Baltimore's disproportionate, entrenched poverty and environmental injustice is widely documented (e.g. according to the Maryland Department of Health, 13.7% of Baltimore adults, versus 9.0% statewide/nationwide, suffer from asthma. https://health.baltimorecity.gov/node/454).

"Community Solar" enables low-income households to subscribe to solar projects that are not located on their rooftops and receive a credit on their utility bills for solar payments made directly to the Project (as defined below). The Project expects the resulting bill savings can be meaningful relative current utility bills. To date, however, the majority of community solar projects in Maryland are located in rural areas and serve market-rate residents, largely due to concerns about potential payment defaults, economies of scale, lack of appropriate capital and technical experience, and lack of connections to LMI communities. The Climate Access Fund ("**CAF**") intends to manage the development, construction, and operation of Solar4Us @ Henderson Hopkins, an estimated 804 kW-DC low-income community solar project on the rooftop of the Henderson-Hopkins School (the "**School**"), which is an innovative K-8 public contract school in East Baltimore (the "**Project**"). The Project aims to (1) reduce greenhouse gas emissions, (2) provide a 25% electricity bill discount to an estimated 150 low-income households, (3) create an investment opportunity for low-income residents through shared project ownership, (4) create solar job training opportunities, and (5) educate school children about the community benefits of solar power. CAF intends that proceeds from this crowdfunded subordinated debt securities offering will help finance the development and construction of the Project.

CAF expects the proposed Solar4Us @ Henderson Hopkins to be the first of its kind in Maryland:

1. The Project expects to offer 100% of the generated power to LMI households at a targeted discount of 25% to the corresponding residential utility rate, resulting in an estimated $200 in annual savings per household or a total of $1 million in savings over the targeted life of the Project (which is expected to be 35 years; assumes 2.0% annual escalation of underlying utility rate);
2. CAF expects to provide LMI households in East Baltimore with an opportunity to share in the benefits of Project ownership;
3. CAF is intending the Project to offer solar job training, apprenticeship, and contractor opportunities to residents from the surrounding underserved communities; and
4. CAF is intending to partner with the School to launch a student club focused on solar and energy efficiency topics.

Notably, CAF expects the Project to reduce the carbon footprint of participating LMI households by an estimated 26,536 metric tons of CO_2e over the course of the Project's expected life. Because the Project is expected to be sited on the rooftop of an existing structure, the Project anticipates utilizing space that would otherwise not be used and not tying up land that could be preserved as a greenfield or used for agriculture or other development. In addition, CAF believes that the Project could help limit the roof's exposure to weatherization, increasing its expected roof life, and could reduce the potential heat load of the underlying school.

Leveraging its access to flexible capital and its capacity for mission-focused development, CAF intends to use this Project as a model to accelerate the development of smaller, urban community solar projects which allocate power exclusively to LMI households across Baltimore and Maryland.

The Project expects to interconnect to the Baltimore Gas & Electric ("**BGE**") utility grid and has received conditional interconnection approval.

Sales & Customer Base: Demand

CAF intends that the Project will allocate its energy exclusively to low-income households. According to the Fuel Fund of Maryland, BGE's low-income households, on average, consume roughly 8,000 kWh of electricity annually. The Project is aiming to offset about 85% of expected low-income household consumption or approximately 6,800 kWh per household each year.

Based on this assumption and current project design, CAF intends to target approximately 150 low-income households in the School community and surrounding neighborhoods in East Baltimore as Project energy subscribers. The Henderson-Hopkins School is a community-focused public contract school located in the Madison/East End Community Statistical Area. Surrounding neighborhoods include the Clifton-Berea, Greenmount East, and Oldtown/Middle East Community Statistical Areas, whose residents, according to the Baltimore Neighborhood Indicators Alliance (BNIA)'s 2019 Vital Signs Survey, are predominately black and low-income. Widening the lens to Baltimore City, which has a population of roughly 600,000, 35% of the City's population is classified as "low-income" and more than 70% of the population is BIPOC.

In partnership with the School, CAF expects to recruit potential Project energy subscribers (low-income households), prioritizing from highest to lowest as follows:

1. **Eligible low-income households (then** low- to moderate-income ("**LMI**") **households) who are part of the Henderson-Hopkins School community (such as students, teachers, administrators, etc.);**

   According to US News, there are more than 560 students who attend the School and approximately 31 full-time teachers.

2. **Eligible low-income households (then LMI households) in the East Baltimore Development, Inc. ("EBDI") catchment area;**

   According to a 2020 Urban Institute report, the EBDI catchment area is an 88-acre group of neighborhoods located in Baltimore City with a collective population of about 42,000 (2000). According to the same report, in the EBDI project area, which is a subgroup of the catchment area, half of the population lives in poverty and 97 percent of residents were non-Hispanic Blacks in 2000. As of 2020, the Middle East Neighborhood Statistical Area (NSA), which overlaps with EBDI project area, has a population of 1,872 (a 26% increase from 2010 levels), of which 63% are black (a 16% decrease from 2010 levels). In addition, the Middle East NSA reported 1,130 housing units (a 24% increase from 2010 levels), of which 84% are occupied (vs 69% occupancy in 2010).

3. **Eligible low-income households (then LMI households) in East Baltimore;**

   East Baltimore is an area that encompasses about a third of Baltimore City and is east of downtown. There are over 147,165 households residing in East Baltimore and an estimated 37,000 residents are below the federal "Poverty" level. (Source: Point2homes.com)

4. **Eligible low-income households (then LMI households) in Baltimore City;**

   According to US Census data, there are over 240,000 households in Baltimore City. Over 49,000 Baltimore City households are regarded as being in the federally defined "Below Poverty" category while another 60,800 households are at 125% of federal "Poverty". 62.4% of the population identifies as Black while another 10.1% identifies as non-white.

5. **Eligible low-income households (then LMI households) in the BGE utility territory.**

> *According to BGE, BGE serves more than 1.25 million business and residential electric customers across Baltimore City and all/part of 10 Maryland counties.*

CAF expects that the Project's solar electricity rate ($/kWh) offered to eligible low-income households—which is targeted to be at a 25% discount to the corresponding residential community solar rate—is attractive enough to subscribe to the Project's energy in full. Note that under Maryland's Community Solar Program, utilities are required to pay for unallocated power, albeit at the appropriate wholesale rate ($/kWh), which is a fraction of the residential utility rate. (According to CAF estimates, the PJM Locational Marginal Price, or "**LMP**", rate averaged $0.036/kWh from June 2015 to August 2019.)

CAF believes that the targeted 25% discount is especially meaningful to LMI households in the wake of COVID-19 and in the face of inflation. An August 2020 by the Utility Customer Research Consortium (*UCRC Contingency Planning Research Webinar: COVID-19's Impact on Low-Income Utility Customers.* August 20, 2020) found that in July 2020, the percentage of LMI households, which it defines as households with annual earnings less than $50,000, who "have trouble paying utility bills" increased from 28% in pre-pandemic 2019 to 37% during the pandemic. A February 2021 study by the National Consumer Law Center (*Covid-Driven Utility Arrearages: Implications for Policy in Massachusetts and the Nation.* February 2021), which drilled down on the pandemic's impact on Massachusetts, found a 17% increase in the number of low-income customers who were more than 90 days late in paying utility bills. A February 2021 study published in Nature Energy estimated that 4.8 million low-income US households were unable to pay at least one energy bill during the previous year and that the same number received a notice of potential disconnection.

With regard to marketing and signing up eligible low-income households as Project subscribers, CAF intends to partner with the state chapter of a community organization, Maryland Solar United Neighbors, a 501(c)(3) organization whose mission is to build "a new energy system with rooftop solar at the cornerstone. We help people go solar, join together, and fight for their energy rights." In addition, CAF anticipates that the School will assist CAF and Maryland Solar United Neighbors to directly recruit Project subscribers from its community (teachers, staff, employees, student households, etc.) and will connect CAF with other community-based organizations to assist with recruitment. Furthermore, the School, with assistance from CAF, intends to form a school club to educate students about the benefits of solar, energy efficiency, and the Project. Finally, CAF intends to partner with Neighborhood Sun, a Maryland-based, Certified B Corporation providing a suite of services, from subscriber acquisition to billing administration, to community solar projects. CAF has raised grant capital from a local philanthropy to help pay for marketing costs.

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In all, CAF expects the meaningful discount, along with its marketing strategy, to convert anticipated high demand into actual Project subscribers to allocate Project-generated energy in full. Currently, there are no subscribers for the Project as CAF has yet to begin the marketing process. CAF intends to begin marketing the Project in 2023, after the Offering.

Customers, Revenues, and Partners

CAF anticipates that Solar4Us @ Henderson Hopkins will secure two primary sources of revenue: (1) solar energy bill payments from participating low-income household subscribers, and (2) SREC sales. "SRECs" are Solar Renewable Energy Certificates that are created by the project based on how much solar energy the project generates; SRECs are regulated by the State of Maryland. Compliance buyers (entities required by the state to purchase SRECs to offset their carbon footprint) and voluntary buyers can purchase the Project's SRECs.

There is potential, however, for low-income household subscribers to fail to pay solar energy bills ("default") and that not all SRECs are sold. To mitigate these risks, CAF intends to boost the "creditworthiness" of these two streams of revenue.



Figure 2. Sources of Project revenues are backed by associated guaranties

First, with respect to solar energy bills, CAF expects the Project to execute an agreement with CAF to access a portion of CAF's Solar Bill Guaranty ("**Solar Bill Guaranty**"). The Maryland Energy Administration ("**MEA**") has provided CAF with a $3 million commitment to seed CAF's Solar Bill Guaranty. The purpose of the Solar Bill Guaranty is to backstop solar bill defaults by LMI households during the first seven operational years of a project. The Solar Bill Guaranty requires that LMI households who frequently default be removed from the Project's subscription roster and be replaced with new LMI household subscribers. By the end of seven years, the expectation is that the Project will have removed "non-payers" and/or frequent defaulting households, resulting in a relatively stable cohort of consistent bill payers.

CAF intends to offer incentives to those low-income household subscribers who consistently pay fully and on time. CAF also anticipates maintaining an active waitlist of subscribers in case of the need to replace subscribers. Because CAF intends to allocate a target of 85% of the expected annual consumption for each subscriber, CAF believes that it will be able to re-allocate a dropped subscriber's energy to the remaining subscribers in case it is unable to find a replacement subscriber in the short term. Finally, under the Maryland Community Solar Program, the utility is obligated to pay for any unsubscribed or unallocated energy, albeit at the very low wholesale rate (which is the aforementioned PJM LMP in this particular case).

Second, to minimize the risk of failing to maximize SREC revenue, CAF has secured a commitment, pending due diligence, from a private corporation to purchase seven years' worth of SRECs, priced according to the state's Alternative Compliance Payment schedule per SREC. Such company will purchase these SRECs at a premium to help the Project defray the operating costs associated with LMI engagement. These SRECs will be called "Social RECs."

Outcomes Beyond Revenue

Because CAF is the developer, operator, and manager of the Project, CAF is also interested in outcomes beyond financial metrics centered on revenue. Specifically, CAF intends the Project to convey impactful social, economic, and environmental outcomes for the local community.

First, CAF intends the Project to convey the following local social outcomes:

- Mitigate the energy burden of the community by offering power exclusively to local low-income households
- Broaden local community appeal for the Project, renewable energy, and energy efficiency by supporting a student club at Henderson-Hopkins School, a public website on the Project, and other related community activities

Second, CAF intends the Project to convey the following local economic outcomes:

- Contribute to a local solar-ready workforce by offering solar-related job training and paid apprenticeship opportunities through the Project
- Strengthen the local solar economy by awarding, to the extent possible, Project subcontracts to local contractors, firms, and organizations
- Support community wealth creation through bill discounts
- Broaden investment activity into the local community by disseminating Project performance, bill payment, and other relevant data

Third, CAF intends the Project to convey the following local environmental outcomes:

- Reduce carbon emissions
- Reduce the Project's carbon footprint, to the extent possible, by using recycled materials, sustainable construction methods, requiring recycling at Project decommissioning, siting the Project on an existing structure, and contributing to the life and energy efficiency potential of the underlying buildings

Service Providers & Supply Chain

Lease Agreement

On October 1, 2021, CAF CS 1 LLC and EBCS Realty, LLC, the landlord of the Henderson-Hopkins School, executed a lease agreement. On February 23, 2023, CAF CS 1 LLC, Solar for Us LLC, and EBCS Realty, LLC jointly executed an assignment agreement that assigned the lease agreement with EBCS Realty, LLC from CAF CS 1 LLC to Solar for Us LLC. Material elements of the lease remain the same and include the following:

- Annual base rent is $1.00 during the term of the lease.
- The initial term, which commences on the Commercial Operation Date ("**COD**"), is seven years. If fully exercised, options extend the term up to a maximum of 42 years after the Commercial Operation Date.
- A one-time payment of $20,000 is due at COD to cover any increased cost of roof replacement due to the presence of the solar system.

Potential EPC Contractor

The Project intends to execute an EPC contract with Universal Renewables, LLC ("**UR**"), an EPC contractor based in Washington, D.C. (See https://universalrenewables.com for additional information). CAF has selected Universal Renewables to be the EPC contractor because of (1) its track record of developing and constructing commercial scale solar PV rooftop projects in the greater Washington, DC and Maryland region; (2) its experience with and network of local suppliers, subcontractors, engineers, and consultants; (3) its experience with nonprofits and other agencies (such as the Department of Labor's Potomac Job Corps) that apprentice, train, and recruit local employees; and (4) its expertise and track record with solar canopy rooftop systems, which is expected to be applied to this Project.

Other Potential Key Partners

Henderson-Hopkins School. As previously discussed, the Project anticipates that the School will be the project site host. CAF anticipates that the School will assist the Project to identify and recruit eligible low-income households to subscribe to the Project's energy. In addition, CAF expects that, in partnership with CAF and Maryland Solar United Neighbors, the School will host a school club to engage students (and their families) on energy efficiency, renewable energy, and other related topics.

Maryland Solar United Neighbors. Maryland Solar United Neighbors, a 501(c)(3) organization whose mission is to build "a new energy system with rooftop solar at the cornerstone" and "help people go solar, join together, and fight for their energy rights." As discussed earlier, CAF intends to partner with Maryland Solar United Neighbors, in addition to the School, to recruit eligible low-income household subscribers for the Project and to run a solar club for middle-school students.

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Neighborhood Sun. Neighborhood Sun is a Benefit Corporation ("**B Corp**") that specializes in customer acquisition, management, and billing for community solar projects. Established in 2016, Neighborhood Sun's core values include "social justice, community impact, sustainability, and good governance" and the company has a focus on LMI households in underserved communities like Baltimore. (See https://neighborhoodsun.solar/ for additional information). CAF expects the Project to work with Neighborhood Sun to establish contracts with the initial roster of low-income household subscribers and to manage and administer the Project's billing activities.

Civic Works. Civic Works (See http://civicworks.com/ for additional information) is a Baltimore-based nonprofit that has endeavored to strengthen Baltimore "through education, skills development, and community" over the past 20 years. Civic Works has a solar job training program, with which CAF anticipates that the EPC contractor, UR, will partner in an effort to recruit a targeted five to six job trainees to assist with solar installation. CAF anticipates that job trainees will be paid the state of Maryland's minimum wage.

Maryland Energy Administration. Through a $3 million commitment from the Maryland Energy Administration, CAF has established the CAF Solar Bill Guaranty, with the intent to boost the creditworthiness of LMI solar bill revenue of community solar projects, such as Solar4US @ Henderson Hopkins.

Philanthropic Foundations and Private Individuals. CAF has secured grant and financing capital from private foundations and individuals to be used to develop, construct, operate, finance, and manage Solar4Us @ Henderson Hopkins.

Other Contractors

CAF relies on its CEO and outside contractors to oversee a range of activities, including accounting, project management, and fundraising.

Competition: Supply

The Market

The Maryland Community Solar Program, which began in 2017, is currently authorized to operate through 2024, and as of the date of this Offering Statement, we expect that the program will be renewed. The four investor-owned utilities ("**IOUs**") in Maryland—BGE, PEPCO, Potomac Edison, & Delmarva—participate in the Maryland Community Solar Program. Capacity for the program is capped and is split among the four IOUs and along the following three program categories:

- **30% to S/B/O category.** To qualify for the "Small, Brownfields, and Other" category, projects must be small (up to and including 500 kWac), or located on rooftops, parking lots, roadways or

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brownfields, <u>or allocate a minimum of 51% of energy output to LMI subscribers</u>.
- **40% to Open category.** For "Open" category projects, energy may be sold to anyone, residential or commercial.
- **30% to LMI category.** To qualify for the "Low-and-Moderate" category, projects must allocate a minimum of 30% of energy to LMI subscribers, with at least 10% being low-income.

Thus, projects serving LMI households can be in either the "S/B/O" category or the "LMI" category.

Developers who attempt to develop and construct projects allocating a portion of their generation to LMI households face meaningful hurdles including, but not limited to, the ability to secure appropriately priced capital and the capacity to create essential partnerships with local community organizations. Unlike other developers, CAF, both as a nonprofit and as a green bank, is in a unique position to access and harness the necessary resources—including social and financial capital—to develop these challenging projects.

In all, in the near term, CAF expects LMI-focused community solar projects to continue to be undersupplied versus other community solar projects serving non-LMI households.

Differentiation

CAF's mission is to increase the access of LMI households to solar energy by facilitating or directly developing community solar projects that provide discounted energy. While as a financier, CAF is open to supporting any LMI community solar project, as a project originator, CAF's strategy is to facilitate the development of LMI projects located on rooftops, parking lots, or brownfields versus ground-mounted or greenfield projects. This market niche has been largely untapped in Maryland to date.

In CAF's experience, there are high barriers to entry to developing projects under the LMI category, and even more so for 100% LMI projects located on rooftops.

First, community solar projects tend to be more difficult to develop than other commercial solar projects, requiring greater tenacity and access to a range of capital. These are not PPA-based (Power Purchase Agreement) projects requiring a single off-taker; they require connections with the community to ensure that the energy is fully subscribed. By working with local schools and community organizations, CAF expects to attract enough LMI households so that power from its projects is fully subscribed. As a mission-aligned nonprofit with deep roots in the Baltimore community, CAF expects that it has sufficient social capital to work with local community organizations. In addition, CAF anticipates that its targeted 25% discount is attractive enough to recruit and retain enough LMI household subscribers.

Second, rooftop projects which are largely sub-utility, or under 1 MW, are more difficult to develop than larger ground-mounted projects. Rooftop development requires identifying and nurturing

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relationships with mission-aligned landlords with sufficiently sized and appropriately structured rooftops. CAF believes that most community solar developers are focused on developing ground-mounted projects on green space because of their potential to leverage economies of scale. Yet these projects are expected to face increasing community and regulatory resistance, with pressure growing to construct community solar on developed, rather than undeveloped, land. CAF believes that experience gained now will provide CAF with an advantage in the future as more developers enter the rooftop community solar sector. CAF is also focusing on urban, rooftop projects because of their potential to become resiliency centers or hubs, which are increasingly being recognized as a priority and are attracting capital support from governments and nonprofits.

Third, because of the meaningful bill savings offered, LMI community projects also often require access to attractively termed and priced capital that is difficult to access from traditional solar financiers, particularly for single projects that are 1MW or smaller. While large, well-capitalized national developers may have access to attractive financing capital because of their ability to aggregate utility scale projects located across the country, because of their fiduciary obligation to investors, they may still be limited in developing a large number of smaller rooftop projects. These projects not only reduce their ability to leverage economies of scale but also require offering a meaningful discount to attract and retain LMI subscribers, a loss in savings and a revenue discount that translates into diminished potential returns for their equity investors. As a mission-driven green bank, CAF has access to philanthropic and government sources of low-cost and attractively structured capital that most for-profit developers may not be able to access. In addition, as a nimble nonprofit, CAF is able to design and create innovative financial products, such as the CAF Solar Bill Guaranty, that broaden its access to capital.

Finally, because of concerns about potential payment defaults by LMI households, which is a known "unknown", many for-profit developers have largely avoided developing projects catering to this population, leaving a wide market opportunity for CAF. While the Inflation Reduction Act, passed by the U.S. Congress in 2022, includes financial incentives for solar developers to serve LMI customers, CAF anticipates that these additional LMI community solar projects will continue to be large-scale projects located on suburban or rural land and not projects located in underserved and overburdened communities. CAF believes that there will continue to be few competitors to its LMI rooftop market strategy in the near and mid-terms.

Regulatory Approvals

There are a number of regulatory approvals that CAF must obtain to construct and operate the Project.
- **Baltimore City Department of Housing & Community Development: Building Permit.** The Project has applied for a building permit and is waiting for approval.
- **BGE: Community Interconnection Application.** CAF received conditional approval from BGE for interconnection on February 16, 2022 and has applied for space in the community solar

queue from BGE. Once space is reserved, CAF will apply for a formal interconnection study to be performed.

- **Maryland PSC: Subscriber Organization Status.** The Maryland Public Service Commission has approved CAF to be a "Subscriber Organization" (CAF Subscriber Organization Number: 21A2339510004646), which allows CAF to develop community solar projects in Maryland.
- **Maryland Energy Administration: Historical Review.** The MEA has determined that the Project is not subject to further historical review.
- **PJM Environmental Information Services' Generation Attribute Tracking System (GATS): Schedule C-1/A Applications.** CAF will submit an application, which allows CAF to sell SRECs for the project, as the Project nears COD.

Corporate Structure

Solar for Us LLC ("**Solar for Us**" or the "**Company**") is a special purpose LLC owned by CAF 1 LLC, which is owned by the Climate Access Fund Corporation ("**CAF**"), a Maryland 501(c)(3). The sole purpose of Solar for Us is to wholly own and operate Solar4Us @ Henderson Hopkins, which is expected to be located at the Henderson-Hopkins School in East Baltimore, Maryland. CAF intends to develop and manage Solar4Us @ Henderson Hopkins through CAF 1 LLC, an entity wholly owned by CAF, the 501(c)(3).

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Subscriber Repayment Risk

There is a risk that the Project energy subscribers, who are expected to be low-income subscribers, could "default" on monthly solar bill payments (or fail to make payments on time and in full) for allocated solar-generated energy. CAF expects the Project to execute an agreement with CAF to access CAF's Solar Bill Guaranty ("**Solar Bill Guaranty**"). The Maryland Energy Administration ("**MEA**") has provided CAF with a $3 million commitment to seed CAF's Solar Bill Guaranty, $250,000 of which has been allocated to Solar4US @ Henderson Hopkins. The purpose of the Solar Bill Guaranty is to backstop solar bill defaults by LMI households during the first seven years of a project's operations. The Solar Bill Guaranty requires that LMI households who frequently default be removed from the project's subscription roster and be replaced with new LMI household subscribers. After seven years, CAF expects that the Solar Bill Guaranty will not be renewed due to CAF's agreement with the MEA. Despite this Solar Bill Guaranty, subscriber repayment risk still remains. If the long-term default rate is meaningfully higher than expected, it could result in a negative impact on the Project's ability to operate and, therefore, the Company's ability to meet debt service requirements.

Corresponding Utility Rates Risk

The monthly solar bill energy rate ($/kWh) charged to subscribers is based on a target discount (in this case, 25%) to the corresponding utility rate. The corresponding utility rate in the case of this Project is the monthly Community Solar Energy Generating System ("**CSEGS**") rate published and calculated by BGE. Currently, CAF expects to implement a floor to the solar bill energy rate, which CAF currently expects to be calculated as a 25.0% discount to the CSEGs at COD. If the CSEGS rate at COD is meaningfully lower than the pro forma rate, then this could negatively impact the Project's ability to operate and, therefore, the Company's ability to make payments on the Securities.

SREC Sales Risk

In addition to solar bill repayment, the other primary source of revenue for the Project is SREC sales. There is a risk that it may not be successful in selling Project SRECs, which is a meaningful share of the total expected revenue for the project through 2030. While CAF has identified a purchaser for all

SRECS generated through 2030, CAF has not yet executed an agreement with this purchaser. If unsuccessful, this could have a material adverse effect on the Company's ability to repay the Securities.

Operating Risks

Events that delay or impair the operation of the Project, or increase operating costs (such as debt service, taxes, insurance premiums, O&M, etc.), will negatively impact the Project's ability to operate and, therefore, the Company's ability to repay the Securities. Investors have no voting rights or any influence over the Company's actions. While CAF anticipates implementing limited cash reserves to cover operating cost overruns, overruns may exceed the reserves' ability to cover them and as such the Company's ability to operate and make payments on its indebtedness, including the Securities.

Project and Supplier Delay Risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, and inability to access properties. As a result, the Company could then experience delays in its ability to receive bill payments from customers and sell SRECs. Accounts receivables could be lower than expected and impact the Company's ability to meet its contract commitments and payment obligations on the Securities.

Undercapitalization

While the Company must raise the minimum Target Offering Amount to be able to close its raise, there is no guarantee that that minimum, or the maximum amount for that matter, will be sufficient to achieve the Company's operating goals. In addition, while CAF has secured commitments for other financing (Direct Pay bridge loan, permanent debt capital, grants, and Social SREC purchase), there is no guarantee that these commitments will be finalized, all of which would adversely impact the Company's ability to execute its business plan. As a result, Note holders may lose all, or a portion of their investment.

Construction

The purpose of this Offering is to help finance construction of the Project. Therefore, it is possible that the constructed Project, and its consequent performance, differs from the designed Project. For example, material differences between "as-built" structures versus "as designed" roof structures and roof equipment could require material modifications to the Project's design. Unanticipated regulatory requirements, changes in supplier markets (which could impact final equipment and materials used in construction), and other changes could impact the final constructed Project. Because an EPC contract has not yet been executed, current EPC cost estimates, upon which the financial modeling is based, could increase due to ongoing supply issues currently confronting the market.   This could result in a negative impact on the Company's ability to meet debt service requirements.

Weather

Weather is variable and unpredictable; in part due to climate change, historical weather data is insufficient to forecast future weather patterns. The Project's expected performance relies on historical weather data, which may or may not materialize. This could result in the Project generating less power than expected, which would adversely impact the Company's ability to meet debt service requirements.

Inflation Reduction Act - Direct Pay Benefit Risk

The Company expects to benefit from a $925,000 estimated direct cash payment from the IRS once the Project goes into production. This is critical to the financial solvency of the Project, and the Project is designed specifically to be an early adopter to use this benefit. The U.S. Treasury Department has yet to provide the detailed guidance for nonprofits to claim this benefit - the Company plans to wait for this guidance before starting the construction process – there is no guarantee of the timing and the longer the delay, the more uncertainty the Company faces that all the pieces of the Project lined up to execute will remain as expected e.g., prices, contractor availability. Given this guidance will be new, and that it must be applied for and accepted for direct payment, there is risk that the Company is not able to obtain the funds.

The Company's back-up plan to switch to a more traditional Tax Equity structure to access tax incentives if for some reason they cannot access Direct Pay would require legal work and recommitment from a tax equity investor. This may introduce additional time delay and cost to the project.

Change in Regulations

The Company and the Project are subject to possible changes to legislation and regulation at all levels of government—federal, state, and local. The Project has applied for a building permit and is awaiting approval. Similarly, the Project has applied for interconnection approval from the utility and is awaiting approval. The results from permits and applications may materially impact Project design and cash flow. In addition, because this is the first project for the Company and CAF, there may be other required applications/permits, of which the Company may be unaware, to which the Project be required to apply and with whose outcome and that may consequently impact on Project design and cash flow. The Company and Project may also be subject to discretionary regulatory oversight and processes, the outcome of which is uncertain. CAF understands that regulations are continually modified, and court actions and regulatory proceedings may modify the Company's and Project's obligations under applicable federal, state, and local laws, which cannot be predicted. Modifications to existing requirements or new requirements could have a negative impact on Company business.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it could require repair or replacement that could impede Project operations until repaired or replaced. In addition, this could create a cost burden to the Company, if not covered by warranty, contracts, or insurance at the time, reducing the debt service for Lenders because the Company holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts to the extent possible, as well as insurance policies of various types, there is no guarantee that these will cover the full range of possible failures of or damages to the systems.

Reliance on Contractors

The Company depends on third party service providers and renewable energy contractors and subcontractors to construct the Project and to maintain performance of the solar array over the life of the contract. The Company and the Project's ability to meet obligations to Project energy subscribers, partners, and investors, including lenders, may be adversely affected if (1) contractors and subcontractors are unable to construct the Project in a timely and cost-effective manner, and if (2) third party service providers are unable to perform agreed-upon services in compliance with requirements established in executed agreements in a timely and cost-effective manner. Furthermore, the Company's service providers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems which limit their ability to conduct operations. Such occurrences could impact the Project's operations which could negatively impact the Company's financial performance and, therefore, the Company's ability to repay the Securities.

Fixed Income Risks

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Notes, and investors may therefore either suffer partial or total loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The Notes are not secured by specific collateral; that is, investors have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the investors rely on a trustee to sell the assets and pay such investors with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

Subordination Risk

The Notes are subordinated to other debt obligations the Company has or may take on during the lifetime of the Securities. The type of debt that is senior is outlined in the Terms section of the Subscription Agreement attached in the Appendix. That means, prior to these Notes receiving interest or principal payments, other debts will be paid first, thus increasing the risk that there will not be enough cash available to pay the Notes as obligated. Should there be a bankruptcy or other default event, the subordinate position of these Notes increases the likelihood there will not be enough assets to pay off these Notes. Investors therefore have a higher risk of not receiving their expected return or losing their investment.

Pre-Operating Period - No Interest - Risk

The terms of the Note provide for interest to start to accrue on the Commercial Operation Date ("**COD**") of the Project and continue to accrue interest and be paid up until the Maturity Date. This is the "Operating Period". During the "Pre-Operating Period", the time period from the investor's purchase of the Note, through construction and up until COD, no interest will accrue or be paid to investors. The Company has structured the Note in this manner given the uncertainty around Project construction start date as it waits for Direct Pay guidance, and limited additional cash available to the Project. The Company has capped the Pre-Operating Period at 15 months to provide investors an end date for the no interest accrual period but expects this to end earlier. There is a risk that the Project is not at COD at 15 months, and the start to the accrual of interest will add additional financial risk to the Project. Investors should also understand that if you look to sell the Notes during the Pre-Operating Period, it will be more difficult to find a buyer interested in an instrument with a no-interest time period.

Valuation Risk

There is currently no exact comparable and a very limited market of offerings to reference in determining the "market" interest rate on debt instruments similar to the Notes. Accordingly, the Company reviewed baseline interest rates for solar project term loans and U.S. Treasuries. The Company set the interest rate largely based on what the expected revenue generation from the Project could support. Unlike listed companies whose equity and debt securities are valued publicly through market-driven trading, the valuation of such similar securities of companies similar to the Company is difficult to obtain. As such, we make no assurances the interest rate we have set for the Notes is comparable to that which may have been obtained from notes funding other renewable energy projects for similarly situated companies.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates continue to go up, an investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the investor's original investment amount (or current outstanding principal amount), which would cause the investor to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of the Subscription Agreement. However, when an investor goes to reinvest their money, current interest rates may be lower, which may result in such investor being unable to reinvest the proceeds of such redemption in instruments paying a similar rate of interest to that on the Notes.

Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in the Securities is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. Although the Company does not currently have such intention, an investor should also be aware that, at the Company's discretion, the use of proceeds of the Offering may change, including such that a portion of their investment may fund the compensation of the Company's employees, including

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its management. An investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Limited Operating History

The Company and its business continue to be developed. The Company has limited revenue history. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Ability to Control Company

Based on the particular offering, investors will not have the ability to participate in the Company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of its executive officer and other authorized officers. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may hire persons that may prove inefficient or unable to execute on the Project. If the Company can't attract qualified personnel or the Company hires persons that prove to be unqualified or inexperienced, the business, financial condition, and operating results of the Company could be adversely affected.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the

22

terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and as such on its ability to make payments on the Notes.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and its reputation, which in turn may harm the Company's ability to enter into new strategic partnerships, operate the Project and ultimately repay the Notes.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project. To the extent such insurance recoveries are not sufficient to restore the Project's operations, the Company's ability to repay the Notes may be adversely impacted.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The Company may lose existing community partners and customers as a result of an economic downturn. The Company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, investors will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, as such

23

date may be extended pursuant to the terms of the Notes. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an investor may have to locate an interested buyer if such investor does seek to resell its Securities, and must obtain Company written approval as well as provide any required documentation to effectuate such sale.

Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time). Such cancellation restrictions are included in the form of Subscription Agreement attached hereto as Appendix 3.

Limited Disclosure

The Company is only required to disclose limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an investor in the Securities will only have limited continuing disclosure about their crowdfunding investment, the Project's operations and the Company's financial condition.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

Although the terms of the Notes contain certain amendment and modification provisions, with and without consent of the holders of the Notes, as set forth in the Subscription Agreement attached hereto as Appendix 3, there are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Prospective Investors Should Not Rely on the Past Success of the Company or its Affiliates

Any prior transactions sponsored by the Company or the Company's affiliates should not be relied upon by prospective investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close. If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a Rolling Close will not benefit from the material information to which later investors will have access. If the Company chooses to close the Offering early i.e. before its originally published Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list and there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from Company insiders or immediate family members. Officers, directors and executives of the Company or its affiliates (or their respective immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

Pre-marketing Risk

Prior to filing this Form C, the Company engaged in "testing the waters" or also referred to as an "Indication of Interest", permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in a potential offering. The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Indications of Interest." All communications that were sent are deemed to have been an offer of securities for purposes of the antifraud provisions of federal securities laws. The communications sent to Investors prior to the Offering are required to be provided in this Form C. There is a risk that all communications may not be included here and that they may not have included proper disclaimers required for "Indications of Interest".

Risks Related to Minority Ownership Factors [22]

[Describe the risks related to minority ownership in the Company]

Noteholders have no equity ownership in the Company.

Risks Related to Certain Corporate Actions [23]

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities

The Company will be allowed to incur senior indebtedness to these Notes as described in the Terms Section of the Subscription Agreement, attached in the Appendix. This indebtedness includes indebtedness to certain lenders up to a specific amount, the nature of how that will be issued is not finalized. Other than as defined there, the Company will not issue securities that are senior to the Notes. The Company may issue additional securities that are pari passu or subordinated to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities

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Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company

As noted in Appendix 3 (the Subscription Agreement, Terms of the Note\Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured and subordinated, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders. In such event, investors may lose a portion of or their total investment in the Notes.

Note: While it is typical that a Change of Control event includes a sale of the Company, in the case of the Notes being offered here, as defined in the Terms of the Note, it does not. The Company specifically designed the Note as such as it anticipates it may sell the Company at some point in the future Company and does not want that to be a redemption trigger for the Notes. **This is an additional risk for Noteholders as they do not know who will be owning and managing the solar asset in the future.**

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

[Describe the purpose of the offering]

The Company desires to:

1. Obtain funds from crowdfunded investments to develop a revenue-generating community solar asset.

2. Give more people access to impact investing through Raise Green's crowdfunding platform.

Use of Proceeds [10]

[Describe in reasonable detail the intended use(s) of the net proceeds of the offering. If a range of possible uses, identify and describe each use and potential allocation to each.]

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**$270,100**	**100.00%**	**$370,100**	**100.00%**
Less: Raise Green Service Fees	$13,505	5.00%	$18,505	5.00%
Net Proceeds	**$256,595**	**95.0%**	**$351,595**	**95.0%**
Less: CapEx/Refinance amount	$256,595	95.0%	$351,595	95.0%
Total Use of Net Proceeds	**$256,595**	**95.0%**	**$351,595**	**95.0%**

Summary

The funds raised will be used to develop and construct a new solar PV system on the rooftop of the Henderson-Hopkins School, a K-8 public contract school located in East Baltimore, MD. Currently, the funds are intended to be used for the development and construction of an 804 kW-DC solar energy system at the School.

EPC Contract

The EPC Contract with UR ("**EPC Contractor**") is the key agreement through which the EPC Contractor is expected to deliver the design, engineering, procurement, construction, and commissioning of Solar4Us @ Henderson Hopkins, which is owned and managed by CAF CS 1 LLC.   At the time of this offering, the EPC contract had not been executed. Proceeds from the Offering are expected to be used to help pay for the EPC Contract.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the Offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has made use of written communication or broadcast script to test the waters. See Appendix 5.

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Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the Raise Green portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any technical assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

<u>Voting Rights and Limitations [14, 15]</u>

Do the securities have voting rights?   No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

<u>Modification of Terms [16]</u>

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Closing Date has occurred and the Notes have been issued, the Issuer cannot otherwise modify the terms except as agreed by the parties pursuant to the Subscription Agreement, which allow the Company to amend or waive any term of the Notes with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes. See Appendix 1 for more information and the Terms of the Securities in the Subscription Agreement in Appendix 3.

Restrictions on Transfer

<u>[Language from SEC Guidance on Form C]</u>

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

See "Principal Security Holders" above for the Company's current capital structure and "Outstanding Indebtedness" below for a description of certain indebtedness, including some that may be issued in the form of securities senior to the Notes offered hereby.

As described in "Principal Security Holders" above and "Rights of Principal Shareholders" below, the Climate Access Fund Corporation through its subsidiary, CAF 1 LLC, holds all equity interests and all voting interests in the Company.

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

Except as set forth in the Terms of the Notes which expressly make the Notes subordinated to the Company's Senior Indebtedness (as defined therein), the rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that, other than as disclosed in this Offering Statement, there are no differences not reflected in the explanation above between the debt securities being offered and any other class of securities of the Company.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?

dc-1132710

The Company expects to make equity distributions to its parent, CAF 1 LLC, from time to time as may be determined by the Company in its sole discretion.

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders have all of the voting equity of the Company. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for solar project term loans and U.S. Treasuries. The Company looked at several fixed income benchmarks such as the benchmark US Treasury that is closest in maturity to the maturity of the Offering and 15 and 30 year mortgage rates. The Company also compared the rate to anecdotal information related to bank loans for solar projects. While none of these have the same risk profile, they serve as relative market indicators. The Company also studied the expected cash flows and in part selected the interest rate based on what rate the project cash flows would cover. The Company intends to continue evaluating such market indicators and their evolution as similar companies or projects come to market, to enable the Company to assess available refinancing options and meet its leverage and liquidity targets.

Unlike listed companies whose equity and debt securities are valued publicly through market-driven trading, the valuation of such similar securities of companies similar to the Company is difficult to obtain. As such, we make no assurances the interest rate we have set for the Notes is comparable to that which may have been obtained from notes funding other renewable energy projects for similarly situated companies.

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

Other than as described above in "Financial Condition of the Company" in connection with the Company's anticipated senior debt financings, as of the date of this Offering Statement, the Company has no outstanding material debts.

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company has not conducted any other exempt offerings within the past three years.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company has no related party transactions.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)] No

Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

The Company considers Cash as monies generally in commercial bank accounts and Cash Equivalents as investments with an original maturity of less than 90 days that are very liquid.

The Company currently has $5,000 in Cash and Cash Equivalents as of December 31, 2022. The Company expects to draw on debt commitments and grant capital initially to fund Project construction obligations.

How fast will the Company use its current cash resources?

The Company expects the Project to start generating Revenue through solar bill payments and SREC

34

sales after COD. Should revenue generation be delayed due to delays in Project implementation, CAF anticipates the Project's working capital reserves to pay for 12 months of Project expenses and debt service payments.

How will funds from this raise affect your liquidity position?

The proceeds of this raise are required to help fill the financing gaps to pay for the development and construction of the Project. The Use of Proceeds outlines the critical nature of the raise to meeting our business plans.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc.)

Debt Service for Anticipated Senior Debt Taken out by Solar for Us LLC

CAF is aiming to raise $800,000 in construction to term debt capital from various sources, as outlined below. The construction term debt capital will be senior to the Notes. At the date of this Offering, lenders have confirmed intentions to commit a total of $800,000 in term debt capital to CAF, which CAF intends to re-lend, through CAF 1 LLC, to Solar for Us LLC under the following terms:

- **Construction to term debt:** $200,000 in construction to term debt. Key terms include a 15-year term, fully amortizing; 3.0% interest; and accrued interest during construction.
- **Construction to term debt:** $400,000 in construction to term debt. Key terms include a 15-year term, fully amortizing; 3.0% interest; and no interest during construction.
- **Construction to term debt**: $200,000 in construction to term debt. Key terms include a 15-year term, fully amortizing; 3.0% interest; and no interest during construction.

Tax Equity and Direct Pay

As per the Inflation Reduction Act of 2022 (Section 13801(a), Sec. 6417), a nonprofit organization may act as a tax equity investor in a clean energy project as long as the nonprofit remains the sole owner of the project during the recapture period. The nonprofit will receive a direct cash payment from the Internal Revenue Service in lieu of a tax credit. At the date of this Offering, CAF has received a commitment from a high net worth individual for an estimated $925,000 in bridge financing to enable CAF to act as Direct Pay investor in the Solar for Us project. CAF contemplates that the bridge loan will be made to CAF at 0.0% interest, to be repaid by CAF, using Direct Pay funds expected to be received by the Internal Revenue Service within one to two years, as per the 2022 Inflation Reduction Act. CAF expects to invest the $925,000 in the form of an equity investment into Solar for Us LLC, via CAF 1 LLC. The intention of this equity investment is to contribute to construction costs.. The pro forma in this section includes assumed terms that may differ upon issuance of rules by the Internal Revenue Service.

Should the Climate Access Fund and the Solar for Us project not be approved by the IRS to be a "Direct Pay" recipient, or should the IRS delay the implementation of the Direct Pay mechanism beyond what is practicable for project implementation for any reason, CAF may decide to forego the Direct Pay option and instead seek tax equity financing from the same high net worth individual. This may require CAF to raise additional grant funding or financing to support tax equity transaction costs, which could delay project implementation.

CAF also expects to provide grant capital raised from its fundraising efforts for Project development, construction, and operations.

Is the Company dependent on the capital resources described above?

Yes, the Company's business plan and viability is dependent on the above capital resources

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end 2022	**Prior Fiscal year-end 2021**
Total Assets:	$0	N/A
Cash & Cash Equivalents:	$5,000	N/A
Accounts Receivable:	$0	N/A
Short-term Debt:	$0	N/A
Long-term Debt:	$0	N/A
Revenues/Sales:	$0	N/A
Cost of Goods Sold:	$0	N/A
Taxes Paid:	$0	N/A
Net Income:	$0	N/A

Anticipated Revenues

The Company came into existence on October 19, 2022 and has no revenues to date. The anticipated revenues are Project revenues less anticipated operating expenses, contributions to/distributions from Project reserves, and debt service payments.

Focusing on Project revenues, anticipated revenues will be from both solar bill payments from participating LMI household subscribers for allocated solar energy and SREC sales (see Section 1). Assuming no delays between produced energy and solar bill payments/SREC certification, and assuming sale of SRECs at current "market" prices, CAF expects first full year gross revenue after COD of over $213,681.

Solar Bill Payments

CAF intends to establish the monthly solar bill energy rate ($/kWh) based on a target discount (in this case, 25%) to the corresponding utility rate, which in this case, is the monthly Community Solar Energy Generating System ("**CSEGS**") rate published and calculated by BGE. Should energy rates drop significantly, CAF may implement a floor to the discounted rate.

There is a risk that the Project energy subscribers, who are expected to be predominantly low-income, could "default" (or not make payments on time and in full) on monthly solar bill payments for allocated Project-generated solar energy. CAF intends the Project to execute an agreement with CAF to access CAF's Solar Bill Guaranty ("**Solar Bill Guaranty**"). The Maryland Energy Administration ("**MEA**") has provided CAF with a $3 million commitment to seed CAF's Solar Bill Guaranty, $250,000 of which has been reserved for Solar4Us @ Henderson Hopkins. The purpose of the Solar Bill Guaranty is to backstop solar bill defaults by LMI households during the first seven years of the Project's operations. The Solar Bill Guaranty requires that LMI households who frequently default be removed from the Project's subscription roster and be replaced with new LMI household subscribers. After seven years, CAF expects that the Solar Bill Guaranty will not be renewed due to CAF's agreement with the MEA. By the end of seven years, the expectation is that the Project will have eventually removed "non-payers" and/or frequently defaulting households, resulting in a relatively stable cohort of consistent bill payers in the long-term. There remains a risk that the actual long-term default rate, beyond the term of CAF's Solar Bill Guaranty, is meaningfully higher than the expected long-term default rate.

SREC sales

In addition to solar bill repayment, the other anticipated primary source of revenue for the Project is SREC sales. SRECs are Solar Renewable Energy Certificates that are created by the Project based on how much solar energy the Project creates. SREC rules and regulations are defined by the State of Maryland. Compliance buyers (entities required by the state to purchase SRECs to offset their carbon footprint) and voluntary buyers can purchase the Project's SRECs.

CAF has identified a purchaser for all SRECS generated through 2030 and is in the process of finalizing an agreement with this purchaser. CAF's current business model does not rely on sales of SRECS generated beyond 2030, and to the extent CAF is ultimately able to sell SRECS beyond 2030, the Company's financial and liquidity position would benefit from such sales; .however, for the avoidance of doubt, the Company does not currently have any potential buyers for such SRECs and is not hereby committing to engage in any such plans.

37

Anticipated Annual Expenses & Obligations

The following are anticipated Project expenses and obligations.

<u>Operating Expenses</u>

Operations & Maintenance. This is the cost for general Project operations and maintenance. CAF does not expect the Project to execute a contract with an O&M service provider until after Project construction commences. The estimated cost is based on information provided by developers.

Subscriber Billing & Management. This is the cost of administering Project subscriber billing and managing subscriber onboarding and replacements. CAF expects to execute an agreement with Neighborhood Sun to provide this service. The estimate is based on a fee schedule provided by Neighborhood Sun.

Insurance. This is the cost for general Project insurance. CAF does not expect the Project to execute a contract with an insurance carrier until after Project construction commences. The estimated cost is based on information provided by developers.

Solar Bill Guaranty Administration. This is the cost for the Solar Bill Guaranty and is expected to be structured as an annual fee calculated as 2.0% of the outstanding Solar Bill Guaranty reserved for the Project. The fee is anticipated for seven years, beginning at Project COD. The Project does not expect to execute a contract with CAF until after Project construction commences.

Roof Lease. This is the cost of leasing the School's rooftop. The annual cost, which is set forth in the executed lease agreement with the School, is $1.00, and there is no annual escalator.

Asset Management. This is the cost for CAF to manage the Project. The Project does not expect to execute a contract with CAF until after Project construction commences.

<u>Project Reserves Held by CAF</u>

CAF has already received or has commitments to receive grant funding to support the following Reserves for the Project.

Capital Expenditures Reserve. CAF anticipates at least two inverter replacements over the course of 35 years. CAF has raised grant funds to hold in reserve for inverter replacement and anticipates reserving a small percentage of additional annual cash flow for an inverter reserve. The estimated total amount reserved is based on information provided by the EPC contractor. This reserve will be maintained at the Project.

Working Capital Reserve. CAF plans to provide the Project with working capital using grant capital for which CAF already has commitments. . The purpose of working capital is to provide sufficient cash flow to the Project to cover recurring operating expenses and to provide sufficient cash flow to Company to service debt in order to avoid triggering debt service coverage ratio covenants set forth in anticipated Company loan agreements .CAF anticipates that the Project will return the initial seed amount at the conclusion of the project

Decommissioning Reserve. As required by the lease agreement, the Project is maintaining a decommissioning reserve to pay for anticipated decommissioning costs at the end of the Project's life. CAF intends to seed the decommissioning reserve around the time of COD.   In addition, CAF anticipates reserving a small percentage of Project cash flow after COD to increase the reserve corpus.

Loan Loss Reserve. CAF is intending to reserve a portion of grant capital to establish a loan loss reserve used to help service debt and, if possible, to accelerate debt principal payments.

Financial Milestones

EPC Contract

The following is the expected timeline for Project construction, given current assumptions regarding permitting, interconnection review, and procurement, and subject to clarity from the IRS around Direct Pay, among others:

1. Preconstruction (8% of EPC Contract: Target Start Date of July 2023)
2. Procurement (41% of EPC Contract: Target Start Date of August 2023)
3. Construction (31% of EPC Contract: Target Start Date of December 2023)
4. Testing & Commissioning (10% of EPC Contract: Target Start Date of March 2024)
5. Commercial Operation Date (COD) (10% of EPC Contract: Target Start Date of April 2024)

After COD

The Company expects to be profitable after COD, which is expected in 2024. Beginning after COD, the Company expects the Project to generate solar electricity. CAF expects solar bill payment revenue three to four months after COD due to BGE's billing/power allocation schedule and SREC revenue one to four months after COD due to the SREC certification process established by the PJM Interconnection ("**PJM**") Generation Attribute Tracking System ("**GATS**").

Is the Company's viability dependent on the Offering?

The Company's viability is dependent on the Offering and the other sources of debt financing discussed above.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

See Appendix 2.

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of the Securities. The Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website , no later than 120 days after the end of each fiscal year covered by the report. The Company website and fiscal year end are provided in the Section above entitled "The Company" and "Financial Condition of the Company" respectively. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, pending the closing of the Offering.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the

Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the

44

benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one-year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

dc-1132710

Appendix 2 – Financial Statements

SOLAR FOR US LLC

**Financial Statements Together with
Independent Public Accountants' Review Report**

For the Period of Inception (October 19, 2022) through December 31, 2022



DECEMBER 31, 2022

CONTENTS



SB & COMPANY, LLC
KNOWLEDGE • QUALITY • CLIENT SERVICE

INDEPENDENT PUBLIC ACCOUNTANTS' REVIEW REPORT

The Member
Solar for Us LLC

We have reviewed the accompanying financial statements of Solar for Us LLC (a Limited Liability Company), which comprise the statement of financial position as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the period of Inception (October 19, 2022) through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Solar for Us LLC and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Owings Mills, Maryland
January 30, 2023

SB & Company, LLC

10200 Grand Central Avenue • Suite 250 • Owings Mills • Maryland 21117 • P 410.584.0060 • F 410.584.0061

SOLAR FOR US LLC

Statement of Financial Position
As of December 31, 2022


ASSETS


Current Assets

Cash	$	5,000
Total Assets	$	5,000


LIABILITIES AND MEMBER'S EQUITY


Current Liabilities

Payables	$	-
Total Current Liabilitites		-
Commitments and Contingencies (Note 4)		-
Member's Equity		
Member's equity		5,000
Total Liabilities and Member's Equity	$	5,000

The accompanying independent public accountants' review report and notes to the accompanying financial statements are an integral part of this statement.

SOLAR FOR US LLC

Statement of Operations
For Period of Inception (October 19, 2022) to December 31, 2022

Revenue	$	-
Less: Cost of goods sold		-
Gross Profit		-
Total Operating Expenses		-
Operating Income (Loss)		-
Non-Operating (Revenue)/Expenses		-
Income before income taxes		-
Net tax (benefit) provision		-
Net Income	$	-

The accompanying independent public accountants' review report and notes to the accompanying financial statements are an integral part of this statement.

SOLAR FOR US LLC

Statement of Changes in Member's Equity
For the Period of Inception (October 19, 2022) to December 31, 2022

	Contributed Equity	Retained Earnings	Total Member's Equity
Balance, October 19, 2022	$ -	$ -	$ -
Contributed Equity	5,000	-	5,000
Net Income	-	-	-
Balance, December 31, 2022	$ 5,000	$ -	$ 5,000

The accompanying independent public accountants' review report and notes to the accompanying financial statements are an integral part of this statement.

SOLAR FOR US LLC

Statement of Cash Flows
For the Period of Inception (October 19, 2022) to December 31, 2022

Cash Flow from Operating Activities:		
Net income	$	-
Adjustments to reconcile net income to net cash from operating activities		-
Net Cash from Operating Activities		-
Cash Flows from Financing Activities:		
Contributed capital		5,000
Net Cash from Financing Activities		5,000
Net increase in cash		5,000
Cash, October 19, 2022		-
Cash, December 31, 2022	$	5,000

The accompanying independent public accountants' review report and notes to the accompanying financial statements are an integral part of this statement.

SOLAR FOR US LLC

Notes to the Financial Statements
December 31, 2022

1. **Description of the Company**

Solar for Us LLC (Solar for Us or the Company) is a Limited Liability Company formed in the State of Maryland on October 19, 2022. Solar for Us is a special purpose entity wholly owned by the Climate Access Fund Corporation (CAF), a Maryland 501(c)(3) not for profit. The sole purpose of Solar for Us is to develop, own, and operate a low- to moderate-income community solar project (Solar4Us @ Henderson Hopkins or Project) to be located on the rooftop of the Henderson-Hopkins School in East Baltimore, Maryland.

Solar for Us is managed by the Climate Access Fund Corporation, a Maryland 501(c)(3). The Company has no Board of Directors or employees. Solar for US owns and operates the Project. CAF is the managing member of Solar for Us.

The Company intends that proceeds from grant funds, debt capital, and a direct payment from the Federal government, as per Section 13801(a) of the Inflation Reduction Act of 2022 will help finance the development and construction of the Project. The purpose of the Project is to provide discounted clean, renewable energy to low- and moderate- income households in Baltimore, Maryland.

The Company, which is wholly owned and managed by the managing member, the Climate Access Fund Corporation, owns the Project. The Company expects to take out debt and receive grant capital from the CAF to fund the Project.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may ultimately differ from those estimates.

Risks and Uncertainties

The Company has limited operating history and does not generate revenue. The Company's business and operations are sensitive to general business and economic conditions in the United States. Some external factors could cause fluctuations in these conditions. Adverse risks may include low-income subscribers' inability for repayment, decrease in corresponding utility rate in the case of this Project is the monthly Community Solar Energy Generating System (CSEGS) rate published and calculated by Baltimore Gas and Electric (BGE), unforeseen supply issues, and changes in regulations. These adverse conditions could affect the Company's financial condition and results of its operations.

The accompanying independent public accountants' review report
is an integral part of these notes to the financial statements.

SOLAR FOR US LLC

Notes to the Financial Statements
December 31, 2022

2. **Summary of Significant Accounting Policies** (continued)

Revenue Recognition

Once the Project is completed, revenue will be generated from the sale of electricity to individuals and the sale of Solar Renewable Energy Credits SRECS) to other business entities. During the period from Inception (October 19, 2022) to December 31, 2022, the Company did not generate any revenue.

Income Taxes

The Company is a limited liability company and disregarded as an entity separate from the sole member, Client Access Fund.

The provisions included in accounting principles generally accepted in the United States of America provide consistent guidance for the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribe a threshold of "more likely than not" for recognition of tax positions taken or expected to be taken in a tax return. The Company performed an evaluation of uncertain tax positions as of December 31, 2022, and determined that there were no matters that would require recognition in the accompanying financial statements. As of December 31, 2022, the statute of limitations for tax year 2022 remains open with the U.S. Federal jurisdiction and the state jurisdictions in which the Company files tax returns. It is the Company's policy to recognize interest and/or penalties for uncertain tax positions, if any, as income tax expense.

3. **Commitments and Contingencies**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company has not entered into any long-term commitments.

4. **Subsequent Events**

The Company evaluated the accompanying financial statements for subsequent events and transactions through January 30, 2023, the date these financial statements were available for issue, and has determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

Appendix 3 – Subscription Agreement

Solar for Us LLC

Subscription Agreement

Climate Impact Notes

Target Offering Amount of $270,100; Maximum Offering Amount of $370,100

5.50% Interest Rate per Year

Annual payments

Maturity Date: July 15, 2038 (15 years)

Minimum Investment: $100

Incremental Amounts of $100

Unsecured Subordinated Debt

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the Solar for Us Offering Page at www.raisegreen.com. Questions related to the function and process of the funding portal can be directed to Raise Green at investors@RaiseGreen.com.

1.   Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") of up to $370,100 of unsecured debt securities (the "**Notes**") issued by Solar for Us LLC, a Maryland limited liability company (the "**Company**") during the period set forth on the Company's offering page at www.raisegreen.com, subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**"). The Notes will be issued as of the date immediately succeeding the Offer Close Date (the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the U.S. Securities and Exchange Commission ("**SEC**") as attached hereto as Appendix 2 ("**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities laws of the State of Maryland (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the SEC under the Securities Act and the Securities Exchange Act of 1934, as amended (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement. Failure to reconfirm the investment as set forth in such communication will result in the investment commitment being cancelled and returned to the Offeree.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Subscriptions are generally allocated on a first-come, first-served basis if interest in the Offering exceeds the minimum targeted offering amount. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the maximum offering amount.

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing this Agreement, and paying the Purchase Price.

The subscription is deemed to be accepted by the Company only when this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree will be refunded to the Offeree in full (without interest).

3. Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to [North Capital Private Securities] (the "**Escrow Agent**") in immediately available funds (or other means approved by the Company prior to the Offer Close Date) for the full purchase price for the Subscribed Securities equal to 100% of the Principal Amount thereof (the "**Purchase Price**"), and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Issuance Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5.   Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a limited liability company duly organized and existing under the laws of the State of Maryland and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued and binding obligations of the Company, enforceable in accordance with their terms; <u>provided</u>, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a)   Suitability Standards

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Offer Close Date and the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference.

(b)   Disclosure of Information

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   Power & Authority

(i)   if the Offeree is an individual, that that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies; and

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d) *No Resale; No Withholding; Manner of Offering*

(i) the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii) the Offeree is not subject to backup withholding.

(e) *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the Offer Close Date.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7. Acknowledgements and Understandings of the Offeree.

(a) *No Registration; No Reliance*

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(i) the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation Maryland);

(ii) no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii) the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b)   <u>*Transfer Restrictions*</u>

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) for an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   <u>No Cancellation</u>

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

(iii)   after such one-year period, any agreement to transfer or sell the Subscribed Securities is subject to prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period.

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the shareholders or other owners of the Company, (iii) Raise Green, and (iv) the other holders of Subscribed Securities (the "**Holders**"), together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: __Solar for Us LLC_____

Address: __9 Beechdale Road_____

                __Baltimore, MD 21210_____

Email: _____lynn@climateaccessfund.org_____

Attention: _ Lynn Heller, CEO_____

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11.   Miscellaneous.

(a)   Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties.

(b)   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, with applying any conflict of law principles.

The parties hereby consent to the personal jurisdiction of all federal and state courts in Maryland and agree that venue shall lie exclusively in Baltimore, Maryland. Each of the parties hereto expressly and irrevocably waives to the fullest extent permitted by law its right to bring action in any other jurisdiction that may apply by virtue of its present or future domicile or for any other reason.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

(c)   Survival of Representations

All agreements, representations, warranties, and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d)   Amendment and Waiver

(i)   Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding Principal Amount (the

"**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e)   *Binding on Successors; Restriction on Assignment*

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f)   *Severability*

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)   *Headings*

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h)   *Fees and Expenses*

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i)   *Counterparts*

This Agreement may be executed by manual or electronic signature, in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Remainder of Page Intentionally Left Blank]

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the Issuance Date on the Company Signature Page.

[Name of Offeree]

By (Signature*): _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount/Purchase Price) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Offeree's Notice Address:

     Offeree Name:_____

     Mailing Address: _____

                           _____

     Email: _____

     Attention: _____

[Subscription Agreement —Offeree Signature Page]

Unless otherwise noted below, the offer to purchase Subscribed Securities as set forth on the Offeree Signature Page is hereby confirmed and accepted by the Company **(i)** in the Subscribed Securities Amount and **(ii)** at the Purchase Price, **each as** set forth on the Offeree Signature Page, **as of** the Issuance Date set forth below.

Solar for Us LLC

By: _____

Print Name: **___Lynn Heller_____**

Title: **___CEO_____**

Issuance Date: _____**(or Close Date + 1)___**

[Subscription Agreement — <u>Company Signature Page</u>]

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $370,100 (including any capitalized interest as set forth below, the "**Principal Amount**"), pursuant to the terms of the Subscription Agreements (the "**Subscription Agreements**") between the Company and each holder of the Notes.

Principal and Interest

Subject to the terms and conditions set forth herein, accrual and payment of interest and payment of principal on the Notes shall accrue and be paid, as applicable, to the Offeree named on the signature page hereto (the "**Holder**") subject to the following:

(i)   During the Pre-Operating Period (as defined below), no interest shall accrue or be paid.

(ii)   During the Operating Period (as defined below):

a.   interest shall accrue at a rate of five and a half (5.50%) per annum, up to and including, July 15, 2038 (the "**Maturity Date**");

b.   the Company shall pay accrued and unpaid interest annually on the anniversary date of the Operating Period (each a "Scheduled Payment Date") up to the Maturity Date; and

c.   the Company shall pay any remaining accrued and unpaid interest, and the Principal Amount in a lump sum, on the Maturity Date

"**Pre-Operating Period**" means the time period from the Issuance Date up until and including the day before the Operating Period begins.

"**Operating Period**" means: the earlier of "COD" (defined below) and 15 months to the Maturity Date*.*

"**COD**", or "**Commercial Operation Date**" means the day that the project is substantially complete and commercially operable which is defined as the date that the utility company gives the Company the Permission to Operate, and the system can begin selling power under the terms of the contract with buyers of the electricity (subscribers to the community solar project).

In addition, the Company shall pay any accrued and unpaid interest at such rate to each Holder on the date of any Optional Redemption or Mandatory Redemption as set forth below.

See Appendix 6 for examples of payment schedules.

Optional and Mandatory Redemptions

Prior to the Maturity Date the Company may, at its option, prepay the Principal Amount in whole or in part (an "**Optional Redemption**") as set forth below. The Company will use reasonable efforts to provide notice to the Holder at least ten (10) Business Days prior to any Optional Redemption.

Prior to the Maturity Date the Company shall prepay the Principal Amount in whole (a "**Mandatory Redemption**") as set forth below on the date of any Event of Default (as defined below).

With respect to any Optional Redemption or Mandatory Redemption, the Company shall pay the sum of (i) the Principal Amount subject to such Optional Redemption or Mandatory Redemption; (ii) all accrued and outstanding interest on such principal amount; and (iii) a redemption premium equal to 0% of the amounts set forth in clauses (i) and (ii).

All Payments on Business Days; Payments to Holder on Record Date

If any Scheduled Payment Date or the date of any Optional Redemption or Mandatory Redemption falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, (i) "**Business Day**" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York are authorized by law to close and (ii) "**Record Date**" means, with respect to the due date of any payment (whether or not it is a Business Day), the Business Day that is five (5) Business Days prior to such due date.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Subordination

The indebtedness evidenced by the Notes is unsecured and subordinated in right of payment to any Senior Indebtedness (as defined below) in existence on the Issuance Date or thereafter incurred.

The Company shall not incur, directly or indirectly, any indebtedness that is subordinated in right of payment to any indebtedness of the Company unless the indebtedness so incurred is either pari passu with, or subordinated in right of payment to, the Notes.

 "**Senior Indebtedness**" means, unless expressly subordinated in right of payment to, or pari passu with, the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, (ii) any debentures, notes or other evidence of indebtedness issued in exchange for such indebtedness, or any indebtedness arising from the satisfaction of such indebtedness by a guarantor, (iii) indebtedness of the Company to the Baltimore Community Foundation, Inc., the William C. Clarke, III Revocable Trust and The Frier Foundation, in the aggregate amount of, and not to exceed, $800,000 and (iv) indebtedness of the Company in the form of debentures, notes, securities or other evidence of indebtedness, issued from time to time, not to exceed a total aggregate principal amount of $150,000 as long as the Notes are outstanding.

As used herein, the term, "unsecured" means that there is no specific collateral to which investors would have recourse if the Company is unable to meet its payment obligations but rather is a general obligation of the business.

Change of Control

If there is a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holder an amount equal to the sum of (i) the outstanding Principal Amount, plus (ii) all unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"**Change of Control**" means the sale or transfer of all or substantially all of the Company's assets to one or more third parties unaffiliated with the Company, or the exclusive license of all or substantially all of the Company's material intellectual property.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "**Event of Default**"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **Solar for Us** in the "company and person lookup" box.

The Company's Offering page can be found on www.raisegreen.com and has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (See Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At Anytime after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), provided that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

Appendix 6 - Hypothetical Payment Schedules

The charts below represent a hypothetical investment of $100 in a Note on July 16, 2023, the expected Issuance Date. **These charts are provided for illustrative purposes only and we do not purport to assert or guarantee that the Operating Period or Commercial Operations Date will occur on any of such potential schedules.**

- It assumes the Note is outstanding until maturity (15 years).
- The Note begins accruing and paying interest annually on the first day of the Operating Period of the project. For this hypothetical example, that date is July 16, 2023.
- The 3 hypothetical Operating Period first day start dates are:
  - Chart 1 - 7.5 months
  - Chart 2 - 12 months
  - Chart 3 - 15 months

Investors can use these charts to see how different start dates shift scheduled interest payment dates and final amounts of interest paid and make their own independent assessment regarding an investment in the Notes. The actual Operating Period start date is not known as of the date of the Offering Statement and will not be known on the Issuance Date, however, pursuant to the terms of the Note will be no longer than 15 months from Issuance Date.

Solar Project at COD 7.5 months after Note Issued
Investor earns interest for 15 yrs minus 7.5 months

Investment: Issued July 16, 2023	$100.00	Payment
Project operating-->	COD: Mar 1, 2024	$0.00
	Mar 1, 2025	$5.50
	Mar 1, 2026	$5.50
	Mar 1, 2027	$5.50
	Mar 1, 2028	$5.50
	Mar 1, 2029	$5.50
	Mar 1, 2030	$5.50
	Mar 1, 2031	$5.50
	Mar 1, 2032	$5.50
	Mar 1, 2033	$5.50
	Mar 1, 2034	$5.50
	Mar 1, 2035	$5.50
	Mar 1, 2036	$5.50
	Mar 1, 2037	$5.50
	Mar 1, 2038	$5.50
	July 15, 2038	$2.06 **
	July 15, 2038	$100.00
Total All Payments Over 15 yr period		$179.06

**Interest for 4.5 months – Mar 1 thru July 15

Solar Project at COD 12 months after Note Issued
Investor earns interest for 15 yrs minus 12 months

Investment: Issued July 16, 2023	$100.00	Payment
Project operating-->	COD: July 15, 2024	$0.00
	July 15, 2025	$5.50
	July 15, 2026	$5.50
	July 15, 2027	$5.50
	July 15, 2028	$5.50
	July 15, 2029	$5.50
	July 15, 2030	$5.50
	July 15, 2031	$5.50
	July 15, 2032	$5.50
	July 15, 2033	$5.50
	July 15, 2034	$5.50
	July 15, 2035	$5.50
	July 15, 2036	$5.50
	July 15, 2037	$5.50
	July 15, 2038	$5.50 **
	July 15, 2038	$100.00
Total All Payments Over 15 yr period		$177.00

**Interest for a full year – July 15, 2037 thru July 15, 2038

Solar Project at COD 15 months after Note Issued
Investor earns interest for 15 yrs minus 15 months

Investment: Issued July 16, 2023	$100.00	Payment
Project operating-->	COD: Oct 15, 2024	$0.00
	Oct 15, 2025	$5.50
	Oct 15, 2026	$5.50
	Oct 15, 2027	$5.50
	Oct 15, 2028	$5.50
	Oct 15, 2029	$5.50
	Oct 15, 2030	$5.50
	Oct 15, 2031	$5.50
	Oct 15, 2032	$5.50
	Oct 15, 2033	$5.50
	Oct 15, 2034	$5.50
	Oct 15, 2035	$5.50
	Oct 15, 2036	$5.50
	Oct 15, 2037	$5.50
	July 15, 2038	$4.13 **
	July 15, 2038	$100.00
Total All Payments Over 15 yr period		$175.63

**Interest for 9 months – Oct 15, 2037 thru July 15, 2038 at 5.5% interest

Some numbers may be rounded for simplicity.

Appendix 4 – Offering Page

dc-1132710



Solar For Us 1 LLC

Climate Impact Note

Community solar for overburdened communities in Baltimore, MD

$270.1K

Minimum Offering Amount

$370.1K

Maximum Offering Amount

$370.1K

Maximum Offering Amount



INVEST

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Why Invest Now?

- LMI community solar project for underserved and overburdened Baltimore communities, hosted by the Henderson-Hopkins School
- Aiming to reach 100% low- and moderate-income customers, and to help them save 25% on their energy bills
- Significant financing raised to date at a low cost of capital to make project economics compelling
- This issuance to the crowd is a key piece of the capital stack to get this project over the line. It has been structured as debt so that the project can benefit from the IRA's Direct Pay incentive
- Investors will receive an annual debt payment consisting of 5.5% interest (once the project is operational), while enabling substantial local, social, and environmental benefit

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- Team has a unique combination of experience in nonprofit management, philanthropy, and finance

Offering Period: April 12 - July 15, 2023



Security Type Subordinate Debt	Payment type Annual interest-only until maturity
Min. Investment $100	Increments $100
Interest Rate 5.5%	Tenor 15 years

See Terms Tab for more details

Click to following tabs to view the Business Plan, Use of Proceeds, Terms, and Financials

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climate_access_fund's_solar4us_@_henderson-hop-kins (1080p)

Lynn Heller

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The Opportunity

utility bill savings, which can be substantial. Solar4Us @ Henderson Hopkins aims to provide energy to its customers at a 25% discount to the corresponding utility rate.

The vast majority of low- to moderate-income ("LMI") households in Maryland do not benefit from the cost savings and other benefits associated with solar power. Low-income households across the US represented just 15%* of solar PV adoptions between 2010 and 2018, in part because 59% of low-income households are renters and cannot install solar on their rooftops. In Baltimore, 35% of the population is classified as "low-income" and over 70% of the population identifies as BIPOC.

The Climate Access Fund (CAF), which will develop and manage the Solar4Us @ Henderson Hopkins (the "Project") on behalf of Solar For Us LLC. **CAF is a local nonprofit green bank that not only has access to guaranty and debt capital and other resources necessary to make this project economically feasible, but also has the required social capital, secured by the founder's long-term experience and extensive local network, to guide the Project so that the Project's expected long-term benefits accrue meaningfully to the local community.** It is the Climate Access Fund's expectation that certain Project data, lessons learned, and best practices are disseminated to its networks to accelerate the flow of philanthropic, conventional banking and private investment capital into smaller, urban community solar projects specifically tailored to benefit LMI communities across Maryland and the country.

After receiving interest for the project during its Indication of Interest period hosted on Raise Green in 2022, CAF decided to change its offering from equity to debt in order to leverage the benefits of Direct Pay for nonprofits from the Inflation Reduction Act. Investors will now have higher seniority than an equity investor, a regular interest payout, and a hand in making this project a reality.

*Lawrence Berkeley National Laboratory. Income Trends of Residential PV Adopters: An analysis of household-level income estimates. April 2018



Community Benefit

This Project aims to benefit an estimated 150 low- to moderate-income ("LMI") households who subscribe to the Project to consume discounted solar energy through Maryland's community solar program; the Project will prioritize households in the Henderson-Hopkins School community and surrounding neighborhoods in East Baltimore. The Climate Access Fund expects the Project to provide customers with an estimated $200 in annual savings each, totaling more than $1 million over 35 years.

Additionally, a to-be-formed school club will educate Henderson-Hopkins students on clean energy topics ranging from solar to energy efficiency.



Economic Impact

The Project anticipates hiring an estimated four to six solar construction apprentices, prioritizing those from the surrounding local community. The Climate Access Fund is teaming up with a local nonprofit organization to bring paid apprenticeships to the Project.

The Project aims to hire three to five local contractors, firms, and organizations to fulfill various Project-related services, such as accounting, communications, community education, and Project construction sub-specialties.

27,000
Metric tons of CO2 avoided over the project's lifetime

Environmental Benefit

Reduce the carbon footprint of participating LMI households by nearly 27,000 metric tons of CO2e estimated over the course of the Project's expected life.

Other Benefits

Certain LMI customers who pay their solar electric bills consistently for a predetermined period of time will be awarded an additional bill discount.

The Company

reduce the energy burden of disadvantaged, low- to moderate-income ("LMI") communities and to help facilitate the transition of these communities into the clean energy economy.

Specifically, the Climate Access Fund aims to accelerate the number of LMI-focused community solar projects by (1) offering attractive financial products to third party developers who offer discounted community solar rates to low-to-moderate-income households; (2) facilitating the development of smaller community solar projects located in lower-wealth communities in Maryland; and (3) advocating for clean energy policies that benefit lower-income and overburdened communities.

Team



Lynn Heller
CEO

Lynn Heller has more than three decades of experience in social entrepreneurship, philanthropy, nonprofit management consulting, government, and public policy. Prior to launching the Climate Access Fund in 2017, Lynn served as Vice President of the Abell Foundation, where she oversaw the foundation's operations and managed the Foundation's environmental grants portfolio. Before working at the Abell Foundation, Lynn worked as a strategic planning and management consultant to nonprofit organizations in Maryland and launched nonprofit political and economic development programs in Baltimore, California, and Indonesia.

Lynn is the current Board Chair of the Maryland League of Conservation Voters, a past member of the Maryland Climate Change Commission, and served for nine years as a founding member of the Baltimore Sustainability Commission. Lynn earned an M.A. in Public Policy from Harvard University's Kennedy School and a B.A. from Princeton University, magna cum laude.



Motivate Capital, Suzanne was Manager of Investment Analytics for New Forests, a global private equity firm managing sustainable real asset investments and funds. Prior to New Forests, she was with Greenleaf Power, a renewable energy company concentrated in biomass, Credit Suisse, and Kensington Investment Group, where she focused on Real Estate Investment Trust ("REIT") securities as well as infrastructure and green building investment opportunities.

Her present affiliations include the U.S. EPA's Environmental Financial Advisory Board, the Department of Energy C-PACE Working Group, and the State of California Joint Institute for Wood Products Innovation Advisory Council. Suzanne received her A.B. from Dartmouth College and her Dual Master in Public Policy and Urban Planning as well as her Master in Architecture from Harvard University. She is a CFA charter holder as well as an FSA credential holder (Fundamentals of Sustainability Accounting) through SASB (Sustainability Accounting Standards Board).



Jeffrey Schub

Chair of the Board of Directors of CAF

Jeffrey Schub is Sustainable Finance Integration Leader at Wells Fargo, where he directs efforts to ensure the bank achieves its goal to deploy $500 billion in sustainable finance by the end of the decade. For 9 years before that, Jeff was the Executive Director of the Coalition for Green Capital ("CGC"), a leading expert on green bank finance institutions that use blended finance to accelerate private investment in the clean energy transition. In that role, Jeff drove the growth of the organization and the broader green bank movement, resulting in more than a dozen new dedicated climate finance institutions that have mobilized over $9 billion of total investment. Jeff also directed the successful congressional legislative campaign to create a $20 billion U.S. national green bank, which was signed into law by President Biden in August 2022 as part of the Inflation Reduction Act.

He has lectured at Yale and Columbia Universities, has been an invited speaker at events hosted at the White House, the U.S. Department of Energy and the OECD, and holds an MBA from the Yale School of Management and a BA in economics and public policy from Brown University.



Nnamdi Etoh

Treasurer, Board of Directors of CAF

Nnamdi Etoh is a CPA and currently serves as Chief Financial Officer for Rock Springs Capital, a Baltimore-based early- and late-stage venture capital investment firm. Prior to joining Rock Springs in 2016, Nnamdi served as Vice President of Finance for Grand Brands, Inc., a private equity-backed natural foods company. He began his career as a Corporate Tax Accountant at T. Rowe Price Group. Nnamdi earned a Bachelor of Arts in International Comparative Studies from Duke University and is a Certified Public Accountant (CPA).





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OVERVIEW BUSINESS PLAN TERMS AND FINANCIALS UPDATES Q & A

Melanie Santiago-Mosier

Secretary, Board of Directors of CAF

Melanie Santiago-Mosier is an attorney whose career has centered on clean energy policy and regulation. Over the past seven years, she has focused on the field of energy equity and justice. She serves as Equitable Energy Transition Advisor at The Nature Conservancy, where she leads TNC's efforts to ensure equity is centered in an energy transition that focuses on the 3Cs: Climate, Conservation, and Community. Melanie has worked to advance clean energy policy for over fifteen years and has served in leadership positions in energy companies, nonprofit organizations, and government.

She has won numerous awards, including the 2018 C3E Award for Clean Energy Advocacy and a 2020 recognition as one of Maryland's Top 100 Women. Melanie holds her JD from the University of Maryland School of Law and her BA from St. John's College. In 2020, she earned a certificate in Diversity & Inclusion from Cornell University.

Press



U.S. DEPARTMENT OF ENERGY

"Maryland's Climate Access Fund got its community-owned project at the Henderson-Hopkins School in Baltimore to the finish line, and it can serve as a model for other projects around the country.

- DOE

Bloomberg

"...support is flowing from a mix of state grant money, philanthropic dollars and crowd-funded investments"

- Bloomberg

Risks and Disclosures



Raise Green

OVERVIEW BUSINESS PLAN TERMS AND FINANCIALS UPDATES Q & A

Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.



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OVERVIEW BUSINESS PLAN TERMS AND FINANCIALS UPDATES Q & A

make payments on time and in full) for allocated solar-generated energy. CAF expects the Project to execute an agreement with CAF to access CAF's Solar Bill Guaranty ("Solar Bill Guaranty"). The Maryland Energy Administration ("MEA") has provided CAF with a $3 million commitment to seed CAF's Solar Bill Guaranty. The purpose of the Solar Bill Guaranty is to backstop solar bill defaults by LMI households during the first seven years of a project's operations. The Solar Bill Guaranty requires that LMI households who frequently default be removed from the project's subscription roster and be replaced with new LMI household subscribers. After seven years, CAF expects that the Solar Bill Guaranty will not be renewed due to CAF's agreement with the MEA. Despite this Solar Bill Guaranty, subscriber repayment risk still remains. If the long-term default rate is meaningfully higher than expected, it could result in a negative impact on the Project's ability to operate and, therefore, the Company's ability to meet debt service requirements .

Corresponding Utility Rates Risk

The monthly solar bill energy rate ($/kWh) charged to subscribers is based on a target discount (in this case, 25%) to the corresponding utility rate. The corresponding utility rate in the case of this Project is the monthly Community Solar Energy Generating System ("CSEGS") rate published and calculated by BGE. Currently, CAF expects to implement a floor to the solar bill energy rate, which CAF currently expects to be calculated as a 25.0% discount to the CSEGs at COD. If the CSEGS rate at COD is meaningfully lower than the pro forma rate, then this could negatively impact the Project's ability to operate and, therefore, the Company's ability to provide expected returns to Investors.

SREC Sales Risk

In addition to solar bill repayment, the other primary source of revenue for the Project is SREC sales. Because CAF does not have a track record of selling SRECs to buyers and while CAF will rely on intermediary brokers and its relationships with potential purchasers, there is a risk that it may not be successful in selling Project SRECs beyond the seven-year term of the Social SREC purchase agreement CAF has secured for the Project. CAF has raised grant capital to seed a CAF SREC Guaranty to boost the creditworthiness of this stream of revenue, but the risk remains that the project is not able to sell SRECs.

Operating Risks

Events that delay or impair the operation of the Project, or increase operating costs (such as debt service, taxes, insurance premiums, O&M, etc.), will negatively impact the Project's ability to operate and, therefore, the Company's ability to provide expected returns to Investors. Investors have no voting rights or any influence over the Company's actions. While CAF anticipates implementing limited cash reserves to cover operating cost overruns, overruns may exceed the reserves' ability to cover them.

Project and Supplier Delay Risk

The Company could experience unforeseen contractor/supplier issues such as lack of resources, delay in materials from manufacturers, and inability to access properties. As a result, the Company could then experience delays in its ability to receive bill payments from customers and sell SRECs. Accounts receivables could be lower than expected and impact the Company's ability to meet its contract commitments and pay Investors.

Undercapitalization

While the Company must raise the minimum Target Offering Amount to be able to close its raise, there is no guarantee that that minimum, or the maximum amount for that matter, will be sufficient to achieve the Company's operating goals. In addition, while CAF has secured commitments for other financing (Direct Pay bridge loan, permanent debt capital, grants, and Social SREC purchase), there is no guarantee that these commitments will be finalized, resulting in the Company's inability to execute its business plan. This could result in a Lender to lose all, or a portion of his/her investment.

Construction

The purpose of this Offering to help finance construction of the Project. Therefore, it is possible that the constructed Project, and its consequent performance, differs from the designed Project. For example, material differences between "as-built" structures versus "as designed" roof structures and roof equipment could require material modifications to the Project's design. Unanticipated regulatory requirements, changes in supplier markets (which could impact final equipment and materials used in construction), and other changes could impact the final constructed Project. Because an EPC contract has not yet been executed, current EPC cost estimates, upon which the financial modeling is based, could increase due to ongoing supply issues currently confronting the market. This could result in a negative impact on the Company's ability to meet debt service requirements



DocuSign Envelope ID: 9FCFC45C-CE91-46F5-9359-F0BB6D3C5D8B

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OVERVIEW BUSINESS PLAN TERMS AND FINANCIALS UPDATES Q & A

the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

Subordination risk

The Notes are subordinated to other debt obligations the Company has or may take on during the lifetime of these securities. The type of debt that is senior is outlined in the Terms section of the Subscription Agreement attached in the Appendix. That means, prior to these Notes receiving interest or principal payments, other debts will be paid first, thus increasing the risk that there will not be enough cash available to pay the Notes as obligated. Should there be a bankruptcy or other default event, the subordinate position of these Notes increases the likelihood there will not be enough assets to pay off these Notes. Investors therefore have a higher risk of not receiving their expected return or losing their investment.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently no exact comparable and a very limited market of comparable offerings to reference. The Company also set the interest rate in part based on what the expected revenue generation from the project could support. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

Pre-Operating Period - No Interest - Risk

The terms of the Note provide for interest to start to accrue on the Commercial Operation Date ("COD") of the Project and continue to accrue interest and be paid up until the Maturity Date. This is the "Operating Period". During the "Pre-Operating Period", the time period from the investor's purchase of the Note, through construction and up until COD, no interest will accrue or be paid to investors. The Company has structured the Note in this manner given the uncertainty around Project construction start date as it waits for Direct Pay guidance, and limited additional cash available to the Project. The Company has capped the Pre-Operating Period at 15 months to provide investors an end date for the no interest accrual period but expects this to end earlier. There is a risk that the Project is not at COD at 15 months, and the start to the accrual of interest will add additional financial risk to the Project. Investors should also understand that if you look to sell the Notes during the Pre-Operating Period, it will be more difficult to find a buyer interested in an instrument with a no-interest time period.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

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OVERVIEW BUSINESS PLAN TERMS AND FINANCIALS UPDATES Q & A

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in the Security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent Industry

Despite having an experienced industry professional leading the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Limited Operating History

The Company and its business continue to be developed. The Company has limited revenue history. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of

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Solar For Us 1 LLC

Climate Impact Note

Community solar for overburdened communities in Baltimore, MD

$270.1K
Minimum Offering Amount

$370.1K
Maximum Offering Amount

$370.1K
Maximum Offering Amount

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OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | UPDATES | Q & A

Business Plan

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Henderson Hopkins, an estimated 804 kW-DC low-income community solar project on the rooftop of the Henderson-Hopkins School, which is an innovative K-8 public contract school in East Baltimore. The Project aims to (1) reduce greenhouse gas emissions, (2) provide a 25% electricity bill discount to an estimated 150 low-income households, (3) create an investment opportunity for low-income residents through shared project ownership, (4) create solar job training opportunities, and (5) educate school children about the community benefits of solar power. CAF intends that proceeds from this crowdfunded equity offering will help finance the development and construction of the Project.

Differentiation

CAF's mission is to increase the access of low- to moderate-income households to solar energy by facilitating or directly developing community solar projects that provide discounted energy. While as a financier, CAF is open to supporting any LMI community solar project, as a project originator, CAF's strategy is to facilitate the development of small LMI projects located on rooftops, parking lots, or brownfields versus ground-mounted or greenfield projects. This market niche has been largely untapped in Maryland to date.

Revenue

CAF anticipates that Solar4Us @ Henderson Hopkins will secure two primary sources of revenue: (1) solar energy bill payments from participating low-income household subscribers, and (2) SREC sales. SRECs are Solar Renewable Energy Certificates that are created by the project based on how much solar energy the project generates; SRECs are regulated by the State of Maryland. CAF expects the Project to execute an agreement with CAF to access a portion of CAF's Solar Bill Guaranty ($3M total), providing funds to backstop solar bill defaults by LMI households during the first seven operational years of a project. To minimize the risk of failing to maximize SREC revenue, CAF has secured a commitment, pending due diligence, from a private corporation to purchase seven years' worth of SRECs.

approximately 150 low-income households in the School community and surrounding neighborhoods in East Baltimore as Project energy subscribers. The Henderson-Hopkins School is a community-focused public contract school located in the Madison/East End Community Statistical Area. Surrounding neighborhoods include the Clifton-Berea, Greenmount East, and Oldtown/Middle East Community Statistical Areas, whose residents, according to the Baltimore Neighborhood Indicators Alliance (BNIA)'s 2019 Vital Signs Survey, are predominately black and low-income. Widening the lens to Baltimore City, which has a population of roughly 600,000, 35% of the City's population is classified as "low-income" and more than 70% of the population is BIPOC.*

Operations

CAF is the developer, operator, and manager of the Project. With regard to marketing and signing up eligible low-income households as Project subscribers, CAF intends to partner with the state chapter of a community organization, Maryland Solar United Neighbors, a 501(c)(3) organization.

Partners

CAF anticipates that the Henderson-Hopkins School will assist the Project to identify and recruit eligible low-income households to subscribe to the Project's energy. CAF intends to partner Maryland Solar United Neighbors, in addition to the School, to recruit eligible low-income household subscribers for the Project and to run a solar club for middle-school students. CAF also expects the Project to work with Neighborhood Sun (a customer acquisition, management, and billing solutions provider for community solar projects) to establish contracts with the initial roster of low-income household subscribers and to manage and administer the Project's billing activities.

*Maryland Low-Income Market Characterization Report. October 2018

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Solar For Us 1 LLC

Climate Impact Note
Community solar for overburdened communities in Baltimore, MD

$270.1K
Minimum Offering Amount

$370.1K
Maximum Offering Amount

$370.1K
Maximum Offering Amount

INVEST

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| OVERVIEW | BUSINESS PLAN | TERMS AND FINANCIALS | UPDATES | Q & A |

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Security Type: Subordinate Debt Note
(Learn more about Debt Notes)
Minimum Investment Amount: $100
Interest Rate: 5.5%
Maturity Date: July 15, 2038
Optionality: Callable at any time after issuance with no penalty to the issuer
First Payment: One Year After COD (see below)
Target Raise: $270,100
Maximum Raise: $370,100
Offering Period: April 12 - July 15, 2023

Interest Payments: Additional Information
Pre-Operating Period: 0% Interest Accrued or Paid
Operating Period: 5.5% Interest Accrued and Paid Annually

Definitions
Pre-Operating Period: The time period from issuance of this Note up to the start of the Operating Period.
Commercial Operation Date (COD): The first day the project can generate electricity and charge customers.
Operating Period: The earlier of "COD" and 15 months, through the maturity date.
Scheduled Interest Payment Dates: Each year on the anniversary of COD.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

Hypothetical Repayments Chart
Investors are often curious how a hypothetical investment in this security could perform. Below we have created a sample chart demonstrating how the Company expects investments of various sizes to accrue interest and be repaid.

Investment Amount	Annual Payments	Full Repayments
$100.00	$5.50	$177.00
$500.00	$27.50	$885.00
$1,000.00	$55.00	$1,770.00
$5,000.00	$275.00	$8,850.00

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Tables 1 and 2.
These are sample schedules for illustrative purposes only. There is no guarantee that an investor will experience the sample schedule. Assumptions are as follows: Project is built and starts operating 12 months from Note purchase; the Note starts accruing interest at the end of Year 1(12 mos.); the 1st payment on the Notes is made at the end of Year 2 (24 mos.); every year thereafter up until the end of Year 15 (maturity), interest accrues and is paid out; at the end of Year 15, a lump sum which includes a last interest payment plus original principal investment amount is paid out. Please review the Form C for the specific terms of the actual investment, and the risks associated with it.

	Most Recent Fiscal Year-end 2022	Prior Fiscal year-end 2021

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Video Transcript

The Sun is infinite

You gonna have to pay energy. So if I have an opportunity to reduce my energy cost on something I have to pay anyway. I think it's a win-win for everyone.

Families are struggling. And I think in particular in the midst of the covid pandemic, families are struggling to make ends meet and pay their energy bills. Solar power is cheaper than fossil-fuel generated power. And we are in a great moment in time when we can develop solar projects anywhere in the country. And so we are trying to do that right here in East Baltimore.

I started the CLimate Access Fund because I looked around and saw that not only was the world transitioning to clean renewable energy, but lower income communities were being left out that transition.

Community solar is where you get virtual energy from a project that is not on your roof however is located within your utility area.

All of the power will go to low income households in the neighborhood. There will also be a job training component, education for the school kids. There will also be a wealth creation component where community members can participate in the shared ownership of the project itself.

Look at the opportunities it'll create for the next generation

It'll be really good to put solar panels on the roof

I know some people in this community struggle with money. I'll feel a lot better about the energy we're using. Mainly because it's not like dirty energy.

I'm very excited to participate and seeing where it'll go. Not only does it reduce your energy cost, but also give the community an opportunity to invest in themselves as well

All of those things together make this a first-of-its-kind project. I hope this will a model that can be replicated by other people, by other companies, across the city and across the country.

50

dc-1132710

Appendix 5 – Testing the Waters Materials



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Solar For Us 1 LLC

Indication of Interest - Climate Equity Member Units

Solar For Us is bringing community solar to overburdened communities in Baltimore, MD

$431K Maximum Interest Amount

$440.1K
COMMITTED
102.1%

This opportunity has closed

OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | UPDATES | Q & A

Solar for Us 1 has received indications from potential investors for their Maximum Interest Amount! However, you are still encouraged to express your interest.

Solar for Us 1 LLC develops community solar projects that bring clean energy jobs and discounted solar electricity to overburdened, lower-wealth communities in Baltimore, Maryland.



00:01





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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed through Raise Green. No investment or obligation is required to indicate your interest. Those who indicate interest receive notification if an offering goes live!

Highlights

- Investors will help fund a project that aims to bring clean energy jobs and discounted solar electricity (target is 25% off of the conventional utility rate) to low- and moderate- income households in Baltimore, MD.
- Investors can own a part of the project for as little as $100 and receive dividends with an expected return of 5% to 8% by purchasing Member Units. See "Terms & Financials" tab for full terms.
- The Climate Access Fund (CAF) is a local nonprofit green bank that develops and manages Solar4Us community solar projects and finances other mission-aligned community solar projects in Maryland. CAF aims to use this initial Solar4Us project to expand access to community solar projects for low- and moderate-income households across Maryland.
- This Solar4Us project not only aims to bring discounted clean energy to low- to moderate-income households in Baltimore, but also to create opportunities for these households in the clean energy economy by offering paid jobs and apprenticeships, by supporting clean energy/energy efficiency-related educational initiatives, and by conveying a portion of project ownership benefits to certain qualified participants. This Solar4Us project aims to convey long-term, structural benefits to overburdened, lower-wealth communities. The Climate Access Fund, the local nonprofit developer of this Solar4Us project, also has grants, low-cost debt, and "guaranty capital" (see FAQ section for further information) to support the expected economics of the investment.
- The Climate Access Fund intends to disseminate lessons learned and best practices to facilitate the development of smaller, urban community solar projects specifically tailored to benefit overburdened low- to moderate-income communities.
- To ensure the success of this first Solar4Us community solar project, the Climate Access Fund is actively engaging with the local community. First, the project is partnering with Henderson-Hopkins School, a local K through 8 public contract school located in East Baltimore, which will host the project and launch a student club focused on clean energy topics ranging from solar to energy efficiency. In addition, the Solar4Us project will partner with local organizations to sign up customers for the projects, to offer paid solar project construction apprenticeships, and to provide other project-related services. The Solar4Us project has actively engaged with a number of local foundations to secure grants and low-cost financing capital.



we are

The Opportunity

in Baltimore, Maryland that aims to serve local low- to moderate- income households.

The vast majority of low- to moderate-income ("LMI") households in Maryland do not benefit from the cost savings and other benefits associated with solar power. Low-income households across the US represented just 15% of solar PV adoptions between 2010 and 2018, in part because 59% of low-income households are renters and cannot install solar on their rooftops. In Baltimore, 35% of the population is classified as "low-income" and over 70% of the population identifies as BIPOC. Community Solar enables low-income and historically excluded households to subscribe to solar projects that are not located on their rooftops but built nearby. In addition to environmental benefits, community solar can translate into utility bill savings, which can be substantial – Solar4Us @ Henderson Hopkins aims to provide energy to its customers at a 25% discount to the corresponding utility rate.

Most community solar projects built in Maryland to date do not serve overburdened, LMI communities. Most are located in rural areas and serve market-rate (non-LMI) customers. This void in the market is primarily attributable to (1) concerns about potential payment defaults by LMI customers, and (2) the higher project costs, social capital, and technical expertise required of smaller urban projects located in overburdened communities.

The Climate Access Fund, which will develop and manage the Solar4Us @ Henderson Hopkins the "Project" on behalf of Solar For Us 1 LLC, is a local nonprofit green bank that not only has access to guaranty and debt capital and other resources necessary to make this project economically feasible, but also has the required social capital, secured by the founder's long-term experience and extensive network in the local community, to guide the Project so that the Project's expected long-term benefits accrue meaningfully to the local community. It is the Climate Access Fund's expectation that certain Project data, lessons learned, and best practices are disseminated to its networks to accelerate the flow of philanthropic, conventional banking and private investment capital into smaller, urban community solar projects specifically tailored to benefit LMI communities across Maryland and the country.

The Climate Access Fund anticipates that increased development of these types of projects will help lower-wealth, overburdened communities participate more fully in the clean energy economy.





The Impact



the rooftop of the Henderson-Hopkins School, which is an innovative K-8 public contract school in East Baltimore

- **Savings:** Targeted 25% electricity bill discount to an estimated 175 low-income households, resulting in approximately $200 in annual savings per household
- **Revenue:** First year revenue is expected to be about $170,000 from community solar subscriptions and the sale of Solar Renewable Energy Credits
- **Permits:** Conditional Interconnection Approval received on February 16, 2022
- **Community Impact:** Solar job training, apprenticeship, contractor, and educational opportunities to residents from the surrounding neighborhoods
- **Environmental Impact:** Reduce the carbon footprint of participating LMI households by an estimated 27,000 metric tons of CO2e over the course of the Project's expected life



Solar4Us @ Henderson-Hopkins ("Project") will be an 874 kW community solar array located on the rooftop of the Henderson-Hopkins School, a K-8 public contract school located in East Baltimore. The Climate Access Fund, a local nonprofit green bank, will develop and manage the Project, which aims to offset nearly 27,000 metric tons of C02e over 35 years. The Project expects to be the first of its kind in Maryland, generating social, economic, and environmental benefits to the following local community stakeholders:

- An estimated 175 disadvantaged, low- to moderate-income ("LMI") households, prioritizing those in the Henderson-Hopkins School community and surrounding neighborhoods in East Baltimore, who subscribe for discounted solar energy from the Project. The Climate Access Fund expects the Project to provide customers with an estimated $200 in annual savings, totalingover $1.6 million over 35 years.
- A targeted four to six solar construction apprentices, prioritizing those from the surrounding local community. The Climate Access Fund is teaming up with a local nonprofit organization to bring paid apprenticeships to the Project.
- Local contractors, firms, and organizations to fulfill various Project-related services, such as accounting, community education, and Project construction sub-specialties.
- Henderson-Hopkins students (and related households) who are members of the to-be-formed school club that will focus on clean energy topics ranging from solar to energy efficiency.
- Certain LMI customers, who pay their solar electric bills consistently for a predetermined period of time will be awarded the economic benefits of partial ownership in the Project.

Importantly, the Climate Access Fund plans to disseminate certain Project data, lessons learned, and best practices to its networks to accelerate the flow of philanthropic, conventional banking, and private investment capital into smaller, urban community solar projects specifically tailored to benefit LMI communities across Maryland and the country. The Climate Access Fund anticipates that increased development of these types of projects will help lower-wealth, overburdened communities participate more fully in the clean energy economy.





The Company

shared ownership of solar projects, and job participation. The mission of the Climate Access Fund is to reduce the energy burden of disadvantaged, low- to moderate-income ("LMI") communities and to help facilitate the transition of these communities into the clean energy economy. Specifically, the Climate Access Fund aims to accelerate the number of LMI-focused community solar projects by (1) offering attractive financial products to third party solar developers who offer discounted community solar rates to low-to-moderate-income households; (2) developing urban, infill community solar projects located in lower-wealth communities in Baltimore; and (3) advocating for clean energy policies that benefit lower-income and overburdened communities.

Due to high barriers to entry, there are currently very few community solar projects in the State of Maryland's Community Solar Pilot Program serving lower-wealth communities. Most are located in rural locations and serve market-rate (non-LMI) customers. This void in the market is primarily attributable to (1) concerns about potential payment defaults by LMI customers, and (2) the higher project cost, social capital, technical expertise requirements of smaller urban projects.

The Climate Access Fund, who will develop and manage the Solar4Us @ Henderson Hopkins project on behalf of Solar For Us 1 LLC, not only has access to guaranty and debt capital and other resources necessary to make this project economically feasible but also has the required social capital, secured by the founder's long-term experience and extensive network in the local community, to guide the Project so that the Project's expected long-term benefits meaningfully accrue to the local community.

Solar for Us 1 LLC ("Solar for Us" or the "Company"), a Maryland limited liability company organized on October 25, 2021, is a single-member LLC and its website address is: https://www.solar4us.energy. Solar for Us 1 LLC is a special purpose entity owned by the Climate Access Fund Corporation ("CAF"), a Maryland-based nonprofit 501(c)(3) green bank.

Why Invest?




communities in Baltimore and to help these communities participate more fully in the clean energy economy. For as little as $100, investors could also receive an expected return of 5% to 8% from net project revenue.

The Climate Access Fund, a nonprofit green bank that is developing and managing the Project, expects the Project to be the first of its kind in Maryland:

1. The Project expects to offer all of the generated power to an estimated 175 disadvantaged, LMI households at a targeted discount of 25% to the utility rate, reducing their energy burden through an estimated $200 in annual savings per household for the life of the Project.
2. The Project aims to create an investment vehicle to enable local LMI residents to have an opportunity to participate in shared partial Project ownership.
3. The Project aims to offer solar job training, apprenticeship, and contractor opportunities to residents from the surrounding underserved communities.
4. The Project expects to partner with the School to launch an after-school club for middle school students that is focused on clean energy topics ranging from solar to energy efficiency.
5. The Project aims to reduce the carbon footprint of participating households (an estimated 27,000 metric tons of CO_2e over the 35 year life of the Project).

It is the Climate Access Fund's expectation that certain Project data, lessons learned, and best practices are disseminated to its networks to accelerate the flow of philanthropic, conventional banking, and private investment capital into smaller, urban community solar projects specifically tailored to benefit LMI communities across Maryland and the country. The Climate Access Fund anticipates that increased development of these types of projects will help lower-wealth, overburdened communities participate more fully in the clean energy economy.

Key Potential Partners


subscribe to the Project's energy. In addition, CAF expects that the School will host a school club to engage students (and their families) on energy efficiency, renewable energy, and other related topics.

Maryland Solar United Neighbors. Maryland Solar United Neighbors, a 501(c)(3) organization whose mission is to build "a new energy system with rooftop solar at the cornerstone. We help people go solar, join together, and fight for their energy rights." As discussed earlier, CAF anticipates partnering with Maryland Solar United Neighbors, in addition to the School, to recruit eligible low-income household subscribers for the Project.

Civic Works. Civic Works is a Baltimore-based nonprofit that has endeavored to strengthen Baltimore "through education, skills development, and community" over the past 20 years. Civic Works has a solar job training program, with which CAF anticipates that the EPC contractor will partner in an effort to recruit a targeted five to six job trainees to assist with solar installation. CAF anticipates that job trainees will be paid minimum wage.

Maryland Energy Administration. Through a $3 million commitment from the Maryland Energy Administration, CAF has established the CAF Solar Bill Guaranty, with the intent to boost the creditworthiness of LMI solar bill revenue of community solar projects.

Key Persons of the Climate Access Fund



Lynn Heller

Employer: The Climate Access Fund Corporation
Title: CEO and Founder
Dates of Service: 2018 - Present

Lynn Heller has more than three decades of experience in social entrepreneurship, philanthropy, nonprofit management consulting, government, and public policy. Prior to launching the Climate Access Fund in 2017, Lynn served as Vice President of the Abell Foundation, where she oversaw the foundation's operations and managed the Foundation's environmental grants portfolio. Before working at the Abell Foundation, Lynn worked as a strategic planning and management consultant to nonprofit organizations in Maryland and launched nonprofit political and economic development programs in Baltimore, California, and Indonesia. Lynn is the current Board Chair of the Maryland League of Conservation Voters, a past member of the Maryland Climate Change Commission, and served for nine years as a founding member of the



Suzanne Kim

Contract Consultant to the Climate Access Fund Corporation
Dates of Service: 2019 - Present

Suzanne Kim is the Managing Principal of Motivate Capital, LLC and has over two decades of experience in investment management, commercial real estate, environmental finance, architecture, and public policy. Prior to founding Motivate Capital, Suzanne was Manager of Investment Analytics for New Forests, a global private equity firm managing sustainable real asset investments and funds. Prior to New Forests, she was with Greenleaf Power, a renewable energy company concentrated in biomass, Credit Suisse, and Kensington Investment Group, where she focused on Real Estate Investment Trust ("REIT") securities as well as infrastructure and green building investment opportunities. Key recent and current affiliations include the U.S. EPA's Environmental Financial Advisory Board, the US DOE C-PACE Working Group, and the State of California Joint Institute for Wood Products Innovation Advisory Council. Suzanne received her A.B. from Dartmouth College and her Dual Master in Public Policy and Urban Planning as well as her Master in Architecture from Harvard University. She is a CFA charter holder as well as an FSA credential holder (Fundamentals of Sustainability Accounting) through SASB (Sustainability Accounting Standards Board).





Jeffry Schub

Dates of Climate Access Fund Board Service: 2018 to Present; Current Chair, Board of Directors
Principal Occupation: Executive Director
Employer: The Coalition for Green Capital

Jeffrey Schub is the Executive Director of the Coalition for Green Capital (CGC), a leading expert on green bank finance institutions that use blended finance to accelerate private investment in the clean energy transition. Jeff manages the organization and leads CGC's green bank creation efforts, which have mobilized $9 billion of total clean energy investment. Jeff currently directs the campaign to create a national green bank in the U.S. He is a Visiting Expert at the Center for Business and the Environment at Yale, and holds an MBA from the Yale School of Management and BA's in economics and public policy from Brown University.

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Dates of Climate Access Fund Board Service: 2018 to Present; Current Secretary, Board of Directors
Principal Occupation: Deputy Director
Employer: Clean Energy Group and Clean Energy States Alliance

Melanie Santiago-Mosier serves as the Deputy Director for Clean Energy Group and Clean Energy States Alliance, sister nonprofits that serve as a trusted source of technical expertise and independent analysis in support of communities and government leaders working toward an equitable clean energy transition. In her role, she ensures the organizations pursue their highest strategic goals while embedding principles of equity and justice into all areas of work. Before joining CEG and CESA in 2021, Ms. Santiago-Mosier served as the Managing Director for Access & Equity for Vote Solar, where her work focused on implementing the organization's vision for diversity, equity, inclusion, and justice. Melanie has worked to advance clean energy policy for more than a decade, leading regulatory and legislative affairs at a number of organizations. She is an attorney licensed to practice law in Maryland. In 2018, she won the C3E Award for Clean Energy Advocacy. In 2020, she was named one of Maryland's Top 100 Women by The Daily Record.





Nnamdi Etoh

Dates of Climate Access Fund Board Service: 2018 to Present; Current Treasurer, Board of Directors
Principal Occupation: CFO
Employer: Rock Springs Capital



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private equity-backed natural foods company. He began his career as a Corporate Tax Accountant at T. Rowe Price Group. Nnamdi earned a Bachelor of Arts in International Comparative Studies from Duke University and is a Certified Public Accountant (CPA).



Jasmyne Jackson

Assistant Project Manager

Jasmyne is an Engineering Management graduate student at the Johns Hopkins University where she focuses on Environmental Systems Analysis, Economics and Public Policy. She has over eight years of data analysis experience and specializes in business intelligence, data strategy, and optimizing operations. Prior to working as the Assistant Project Manager at the Climate Access Fund, she worked in Digital Fundraising with the American Red Cross. As their Data Analyst, she analyzed donation funnel flows and fraud profiles resulting in recommendations for Senior Leadership. Before working so closely with non-profits, Jas worked as a Business Intelligence analyst with the NBA team, Miami Heat, in Miami, Florida and as a Data Insights Consultant for budding startups in Atlanta, Georgia. She earned her B.S. in Management Information Systems at the Florida State University and is a Bill and Melinda Gates Millennium Scholar and Fellow.

Risk Factors

There can be no assurance that the Company will have sufficient cash flow to pay all of its operating expenses and/or obligations, and, therefore, Investors may realize a loss, which could be substantial, on their investment in the securities. For the avoidance of doubt, no assurance can be given that an Investor will realize their anticipated return on said investment, or any return at all, or that said Investor will not lose their entire investment. Each prospective Investor should consult with the prospective Investor's personal attorney, investment advisor, and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" obligations before payment can be made on the securities.

LIMITED OPERATING HISTORY

The Company and CAF, who is the Company's managing member and Project's developer, will continue developing the Project with the proceeds of the Offering. The Company, which was organized in 2021, has a limited history of operations or earnings.

SUBSCRIBER REPAYMENT RISK

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monthly solar bill payments (or fail to make payments on time and in full) for allocated solar-generated energy. CAF expects the Project to execute an agreement with CAF to access CAF's Solar Bill Guaranty ("Solar Bill Guaranty"). The Maryland Energy Administration ("MEA") has provided CAF with a $3 million commitment to seed CAF's Solar Bill Guaranty. The purpose of the Solar Bill Guaranty is to backstop solar bill defaults by LMI households during the first seven years of a project's operations. The Solar Bill Guaranty requires that LMI households who frequently default be removed from the project's subscription roster and be replaced with new LMI household subscribers. After seven years, CAF expects that the Solar Bill Guaranty will not be renewed due to CAF's agreement with the MEA. By the end of seven years, the expectation is that the Project will have eventually removed "non-payers" and/or frequently defaulting households, resulting in a relatively stable cohort of consistent bill payers in the long-term. If the long-term default rate is meaningfully higher than expected, it could result in a negative impact on the Project's ability to operate and, therefore, the Company's ability to provide expected returns to Investors.

CORRESPONDING UTILITY RATES RISK

The monthly solar bill energy rate ($/kWh) charged to subscribers is based on a target discount (in this case, 25%) to the corresponding utility rate. The corresponding utility rate in the case of this Project is the monthly Community Solar Energy Generating System ("CSEGS") rate published and calculated by BGE. Currently, CAF expects to implement a floor to the solar bill energy rate, which CAF currently expects to be calculated as a 25.0% discount to the CSEGS at COD. If the CSEGS rate at COD is meaningfully lower than the pro forma rate, then this could negatively impact the Project's ability to operate and, therefore, the Company's ability to provide expected returns to Investors.

SREC SALES RISK

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Solar For Us 1 LLC

Indication of Interest - Climate Equity Member Units

Solar For Us is bringing community solar to overburdened communities in Baltimore, MD

$431K Maximum Interest Amount

$440.1K
COMMITTED
102.1%

This opportunity has closed

| OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | UPDATES | Q & A |

Terms

Security Name: Climate Equity Member Units
Security Type: Non-Voting Equity
Minimum Investment Amount: $100
Target Offering Amount: $300,000
Maximum Offering Amount: $431,000

Financial Projections

	2022 (part)	2023	2024	2025	2026
Revenue	$3,876	$259,154	$172,033	$165,608	$153,672
Expenses	($7,100)	($38,252)	($37,341)	($36,966)	($36,863)
Impact of Reserves	$6,043	($1,735)	($2,700)	($2,202)	($2,085)
Project Level Cash Flow (CAF CS 1 LLC)	$2,820	$219,168	$131,992	$126,440	$114,724
Tax Equity (Cash)	($56)	($4,383)	($2,640)	($2,529)	($2,294)
Cash Flow to Company (Solar for Us 1 LLC)	$2,763	$214,784	$129,352	$123,911	$112,429
Debt Service	($2,047)	($160,666)	($97,627)	($93,242)	($84,665)

Table 1. Financial Projections for CAF CS 1 LLC and Solar for Us 1 LLC assuming a $431,000 raise

Use of Proceeds



raised would be in the form of Member Units in Solar for Us 1 LLC.

The funds raised will be used to develop and construct a new 874kW (estimated) community solar PV system on the rooftop of the Henderson-Hopkins School, a K-8 public contract school located in East Baltimore, MD. In the event that the Maximum Offering Amount is not reached, CAF intends to raise additional grant and flexible capital to make up the difference.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	300,000	100.0%	431,000	100.0%
Less: Raise Green Service Fees	7,500	2.5%	10,700	2.5%
Net Proceeds	292,500	97.5%	420,300	97.5%
Less: EPC Contract	292,500	97.5%	420,300	97.5%
Total Use of Net Proceeds	292,500	97.5%	420,300	97.5%

Table 2. Use of Proceeds. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above to adhere to the Company's overall business plan and liquidity requirements

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Solar For Us 1 LLC

Indication of Interest - Climate Equity Member Units

Solar For Us is bringing community solar to overburdened communities in Baltimore, MD

$431K Maximum Interest Amount

$440.1K COMMITTED 102.1%

This opportunity has closed

OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | UPDATES | Q & A

Frequently Asked Questions



Solar4Us @ Henderson-Hopkins ("Project") will be an 874 kW community solar array located on the rooftop of the Henderson-Hopkins School, a K-8 public contract school located in East Baltimore. The Project expects to be the first of its kind in Maryland, generating social, economic, and environmental benefits to the local community:

1. The Project expects to offer all of the generated power to an estimated 175 disadvantaged, low- to moderate-income households at a targeted discount of 25% to the utility rate, reducing their energy burden through an estimated $200 in annual savings per household for the life of the Project. The Project aims to create an investment vehicle to enable local low-to moderate-income residents to have an opportunity to participate in shared Project ownership.
2. The Project aims to offer solar job training, apprenticeship, and contractor opportunities to residents from the surrounding underserved communities.
3. The Project expects to partner with the School to launch a student club focused on clean energy topics ranging from solar to energy efficiency.
4. The Project aims to reduce the carbon footprint of participating households (an estimated 27,000 metric tons of CO2e over the 35 years).

In addition, the Project expects to disseminate across the Climate Access Fund's networks certain Project data, lessons learned, and best practices to accelerate the flow of foundation, conventional banking, and private investment capital into smaller, urban community solar projects specifically tailored to benefit disadvantaged communities across Maryland and the country. The Climate Access Fund anticipates that increased development of these types of projects will help lower-wealth, overburdened communities participate more fully in the clean energy economy.

What is community solar?

Community solar in Maryland allows for households to "virtually" access solar power that is installed and generated somewhere other than on their own rooftops. Community solar allows thousands of low-income renters and homeowners who wouldn't otherwise be able to participate in the clean energy economy to do so. Yet to date, few community solar projects are located in urban areas, and few serve lower-income households. The Climate Access Fund intends for the Solar4Us @ Henderson-Hopkins project to establish a replicable model for community solar projects to be developed in and for underserved and overburdened communities in Baltimore and beyond.

How will the Project make money to pay me dividends, and when will I get my original investment back?

The Climate Access Fund, which will develop and manage the Solar4Us @ Henderson Hopkins project ("Project"), anticipates that the Project will rely on two primary sources of revenue: (1) monthly solar energy bill payments from participating disadvantaged, low- to moderate-income ("LMI") household subscribers, and (2) Solar Renewable Energy Certificate ("SREC") sales.

Monthly solar bill payments for individual customers, or household subscribers, will be based on the product of the monthly amount of Project solar power allocated to the customer and the monthly solar bill rate, which is targeted to be set at a 25% discount to the corresponding utility rate (which, in this case, is established by Baltimore Gas & Electric, as prescribed by Maryland's community solar regulations). Please note that the Project has signed a non-binding term sheet to access the CAF Solar Bill Guaranty to support the creditworthiness of this stream of revenue. The CAF Solar Bill Guaranty pays for defaulted solar bills of qualified LMI households during the first seven years of Project operations.

The State of Maryland regulates the creation of SRECs–generally, SRECs are based on how much solar energy the Project produces. The Climate Access Fund anticipates selling SRECs to compliance (those who are required by the



anticipated cost and quantity, the Climate Access Fund intends to boost the creditworthiness of the stream of revenue through an SREC guaranty, for which the Climate Access Fund is currently fundraising and hopes to secure commitments by the time the Project begins commercial operations.

The Climate Access Fund expects to calculate dividends to investors based on these two gross revenue sources less recurring customary Project operating expenses, debt service and other financing costs, and allocations to Project reserves, such as capital expenditure, decommissioning, and financing, reserves and working capital. The Climate Access Fund ("CAF") intends that cumulative dividends over the anticipated life of the Project, which CAF expects to be between 25 to 35 years, will be sufficient to return the investor's original investment and to achieve the target 5% to 8% return for investments.



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Raise Green



‹ Back to Offers



Indication of Interest - Climate Equity Member Units

Solar For Us is bringing community solar to overburdened communities in Baltimore, MD

$431K Maximum Interest Amount

$440.1K
COMMITTED
102.1%

This opportunity has closed

| OVERVIEW | TERMS & FINANCIALS | FAQS | VIDEO | UPDATES | Q & A |

Question & Answers

Brian Cali

Terrific project and goals. Are the projected returns (5-8%) calculated on an annual basis, or a single predefined exit point (if so what is that point), or in some other way? Thanks!

Lynn Heller - CEO - Solar For Us 1 LLC

Hi Brian, Sorry for the delay in responding. The project returns are calculated based on 35 years of cashflow. While we can't commit to annual returns of 5-8%, that is our target. I look forward to talking with you tomorrow! Thanks, Lynn In addition to the response that I initially provided above, I would like to provide some additional context. If our assumptions materialize, we expect the project to provide a 5% to 8% IRR, or "internal rate of return" over 35 years on your investment. For this particular project and assuming you invest in one $100 share, we expect the project to provide annual average cash distributions of $7.0 to $10.1 over 35 years, which translates into about $245 to $350 in total distributions over 35 years. Please note two key caveats. First, because our distribution expectations are contingent on assumptions that may/may not materialize, there is no guaranty that you will receive these distributions amounts - actual distributions may be below or above these targeted amounts. Second, depending on your individual tax attributes, these distributions may be subject to federal and/or state taxes. (Please consult your personal tax advisor).

Michael Feierman

I'm confused about the term of the investment. 35 years is a long time. May an investor invest for a shorter term?

Lynn Heller - CEO - Solar For Us 1 LLC

The term of the investment and target IRR (internal rate of return) is based on how long we expect the solar panels to generate electricity. Solar panel warranties are typically 25 years, but we expect panels to continue generating power (and thus, revenue) for 35 years. Therefore, for our IRR target calculation, we assume that investors will keep their investments in the project for 35 years. It is possible to take your money of the project at any point by "selling" your shares to a third party, but please note the following: (A) The SEC limits sales of these kinds of investments during the first year after you've made your investment to family members, accredited investors, or trusts. (B) Your investment is akin to buying a home, which is a long-

you to find a potential buyer. While we are optimistic that some form of an "exchange platform" may exist in the near future, there are no guarantees.

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